Brookfield

# 2022

## Q2 INTERIM REPORT

Brookfield Asset Management Inc.

INTERIM REPORT Q2 2022

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2022	2021	2022	2021
TOTAL (MILLIONS)
Revenues	$23,256	$18,286	$45,138	$34,696
Net income	1,475	2,429	4,435	6,205
Funds from operations[1]	1,399	1,600	2,996	4,421
PER SHARE
Net income	$0.34	$0.49	$1.16	$1.26
Funds from operations	0.84	1.01	1.80	2.81
Dividends[2]
Cash	0.14	0.13	0.28	0.26
Special	—	0.36	—	0.36

AS AT JUN. 30, 2022 AND DEC. 31, 2021			2022	2021
TOTAL (MILLIONS, EXCEPT PER SHARE AMOUNTS)
Assets under management[1]			$750,286	$688,138
Consolidated results
Balance sheet assets			411,866	391,003
Equity			134,012	134,741
Common equity			41,652	42,210
Diluted number of common shares outstanding			1,638	1,652
Market trading price – NYSE			$44.47	$60.38
1.See definition in the MD&A Glossary of Terms beginning on page 58.
2.See Corporate Dividends on page 27.

Q2 2022 INTERIM REPORT    1

2    BROOKFIELD ASSET MANAGEMENT

BROOKFIELD AT A GLANCE
We are a leading global alternative asset manager with over $750 billion of assets under management. With a 100+ year heritage as an owner and operator, we focus on investing in assets and businesses that help form the backbone of the global economy. Throughout our operations in more than 30 countries on five continents, we are committed to supporting and enhancing the communities in which we operate.
Our goal is to deliver strong long-term returns and provide downside protection for our investors—including pension plans, endowments, foundations, sovereign wealth funds, financial institutions, insurance companies and individual investors. We invest our own capital alongside our investors in virtually every transaction, aligning interests and leveraging our deep operational expertise, global reach and access to large-scale capital.
Our approach is focused on investing on a value basis. We recognize that generating attractive returns often requires seeking out assets, businesses, markets and sectors that are out of favor or experiencing periods of distress. We are disciplined in acquiring high-quality assets and businesses that we believe can deliver strong performance across market cycles. And we take a long-term view in deploying capital—but are ready to act decisively when the right opportunities emerge.
We believe that sound environmental, social and governance (ESG) practices are integral to building resilient businesses and creating long-term value for our investors and other stakeholders. As a result, we embed these principles into all our activities—including our investment process—and conduct our business in a sustainable and ethical manner. An emphasis on diversity and inclusion reinforces our culture of collaboration. It strengthens our ability to develop our people and maintain an engaged workforce focused on serving as a trusted partner and first-choice provider of investment solutions.

HOW WE INVEST

•The Brookfield Advantage We invest where we can bring our competitive advantages to bear, leveraging our deep operational expertise, global reach and access to large-scale, flexible capital.

•Long-Life, High-Quality Assets Leveraging our operating experience, we invest in key sectors across renewable power & transition, infrastructure, private equity, real estate, and credit & insurance.

•Diverse Product Offering We offer core, core-plus, value-add, opportunistic/growth equity and credit strategies through closed-end and perpetual vehicles in both the public and private markets.

•Disciplined Financing Approach We take a conservative approach to the use of leverage, ensuring that we can preserve capital across all business cycles.

•Sustainability We are committed to ensuring that the assets and businesses we invest in are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “perpetual affiliates” Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and also includes issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, transition funds, infrastructure funds and private equity funds. Our other businesses include Residential Development and Corporate. Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
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LETTER TO SHAREHOLDERS
OVERVIEW
Our business continues to perform well on all fronts. After generating $1.5 billion of net income, $1.2 billion of cash flow, $56 billion of capital inflows and $21 billion of asset sales—and making $20 billion of new investments – we have a record $111 billion of cash and capital available for investment. The scale, stability and diversity of our business continues to differentiate our franchise.
With many of our infrastructure, renewables and real estate assets positioned to benefit from inflation, our revenue streams and cash margins are widening as the compounding effect of inflation takes hold. Some of these assets adjust quarterly and others do so over the longer term, but this environment is enhancing our cash flows and increasing the replacement cost of assets we own.
Our clean power generation business continues to widen its advantage over every other source of energy, because the input costs of all other competitive energy technologies have increased substantially. In addition, for countries that do not possess local natural gas resources, the only electricity sources that ensure national sovereignty are solar, wind or nuclear energy. The last six months have demonstrated the importance of this fact, and it will provide an increased tailwind for renewables.
Our private equity business is focused on investing in essential industrial and service businesses that generate resilient cash flows and can grow through economic cycles. In the current economic environment, our overall business performance remains good.
Our Insurance Solutions business closed the American National transaction, increasing its scale to approximately $40 billion of assets. Prior to the closing of the transaction, in November of last year the company sold 100% of the common equity exposure in the insurance portfolio. This, along with the decision to convert the bond book last year into cash or short-dated liquid assets, provides us with substantial additional financial resources to deploy into the current investing environment, which is much more interesting than it was at the time we acquired the portfolio. Given that our liabilities are long-dated and carry low interest rates, the current increased yield environment should be very beneficial to us.
MARKET ENVIRONMENT – KEEP CALM AND CARRY ON
Interest rate stress caused significant market disruption in the second quarter of 2022, but it is important to keep this in context. Despite two historic Fed rate increases—with probably more to come—short rates are only at 2.5% and long rates are less than 3%. Once this period of adjustment passes, rates are expected to settle at historically “low‑ish” levels, which should still be very conducive to business.
Quantitative tightening has already been effective at impacting credit conditions in the mortgage market, private equity buyouts, and the AAA market for all credit. This affects almost all financings today, and it is why we are hopeful that the Fed is on track to achieve its desired outcome. Whether this causes a recession is not important in our view, as balance sheets for individuals and companies are in a good position to withstand this shift, and before we know it, we expect to be in a recovery.
With equity markets down 20% to 30% from the peak globally, some stocks losing as much as 80% of their quoted value, and credit markets turning sideways for many corporate borrowers, the investing environment for businesses like ours continues to strengthen. We are therefore investing capital at excellent returns—much higher than we would have otherwise achieved under conditions like those experienced in late 2020 and 2021. With our investable capital at a record level, we should be able to make meaningful strides with our franchise over the next few years.
4    BROOKFIELD ASSET MANAGEMENT

OPERATING RESULTS WERE EXCELLENT
Distributable earnings before realizations were $1.0 billion in the quarter and $3.9 billion over the last 12 months—increases of 26% and 25% over the comparable periods, respectively. Our annualized run rate of fees plus target carry is now over $8 billion, and total assets under management are $750 billion.
Our strong fundraising and capital deployment, combined with stable margins, resulted in a 21% increase in fee-related earnings over the last 12 months. In addition, distributions from our businesses continue to grow, and amounted to $2.4 billion over the last 12 months—the result of the essential nature of the businesses and assets that we own, the inflation linkage in their revenues, and the high cash margins they generate.
Fundraising momentum has been very strong. We recorded inflows of $56 billion since the end of last quarter, and with us closing in on $75 billion for this round of flagship funds, we are looking ahead to the next round of fundraising.
We closed our Global Transition Fund at $15 billion, and we are currently in the process of completing a first close for our infrastructure fund of $20 billion and our private equity fund of $8 billion. The final close for our infrastructure fund is slated for later this year in an amount that will make the total fund significantly larger than its predecessor, and our private equity fund will have a final close in early 2023. To date, we have raised approximately $14.5 billion for our opportunistic real estate fund which will close this fall. And with quantitative tightening upending credit markets, we should soon have our $16 billion opportunistic debt strategy primarily invested and will then be back in the market with the next fund. Finally, we had $19 billion of perpetual capital inflows in the quarter.
We also made some great investments at very good valuations. We acquired an $8.5 billion software business that serves a large part of the car dealership industry in the U.S.; $3 billion of real estate assets at large discounts to their tangible value and at unprecedented cash-on-cash yields; a $6 billion subscription-based residential maintenance business in the U.K.; and part of a $17.5 billion telecom tower business in Germany.
Our realization activity has also been strong, as laid out in the last section of this letter. In total we generated $21 billion of capital in the period, realizing gains of $5 billion. This underlines the high-quality nature of our assets and their continued attractiveness for prospective buyers. Our portion of these realizations allowed us to end the quarter with record levels of liquidity to support growth and share buybacks, which have amounted to almost $500 million since the start of the year. Combined with distributions we have returned approximately $1.3 billion to shareholders over the last twelve months.
OUR SENIOR MANAGEMENT PARTNERSHIP IS STRONG, AND WE ARE PLANNING FOR THE FUTURE
Background
For over 50 years Brookfield has been managed on a partnership basis, with the senior leaders working together as a team to accomplish the company’s goals. This partnership has evolved over time to ensure that the management of Brookfield adheres to the guiding principles of value investing, teamwork, fairness, and promotion from within, that were adopted on its formation.
To ensure the continuity and success of the partnership, we actively promote from within and move executives into new roles so they will be prepared to take on still-greater responsibilities. At the same time, the more senior partners are encouraged to remain with Brookfield even after their front-line responsibilities have been passed on to others. This evolutionary process ensures that senior partners are available to share their experience with younger partners and thus facilitates the transfer of generational knowledge and guiding principles to younger colleagues so they can assume more senior roles far faster than would otherwise be the case.
As part of our efforts to ensure that we remain innovative, we continuously review our structure, breaking down the organization into entrepreneurial groups and launching new businesses. We have found that having more tightly focused teams with clearly defined mandates enhances our ability to grow our business and provides more
Q2 2022 INTERIM REPORT    5

expansive experience to our executives. These business units currently include Real Estate, Infrastructure, Renewables, Private Equity, Credit, Insurance Solutions—and as now planned Asset Management.
As we look to the next phase of our growth, and concurrent with the split-out of our Asset Management business before the end of 2022, we believe it is once again time to further strengthen our senior management team with the elevation of the next generation of leaders, while continuing to have the company’s team working together as collegially and effectively as ever. Our objective is to ensure that our entrepreneurial groups excel in implementing their own individual mandates, while together providing overall Brookfield with support, and the shareholders and clients of Brookfield with enhanced service and performance.
Brookfield Corporation
Brookfield Corporation (this is currently the company you own shares in, which will be renamed Brookfield Corporation and is referred to here as “the Corporation”) will retain most of the proprietary capital that Brookfield owns, as well as 75% of the shares of the Manager. The current board of Brookfield will continue with Frank McKenna and Bruce Flatt as Chair and CEO, respectively. Nicholas Goodman will be appointed President and Chief Financial Officer, with responsibility for allocating capital among our operating businesses and new business initiatives.
The Corporation’s principal responsibility will continue to be optimizing the allocation of the approximately $200 billion of proprietary capital and substantial cash flows generated annually from our businesses. This includes our major investments in Brookfield Property Partners, Infrastructure Partners, Renewable Partners, Business Partners and Reinsurance Partners, among other businesses, funds and assets.
Brookfield Reinsurance
Brookfield Reinsurance (this is the paired share with Brookfield Corporation; it holds our insurance activities and is referred to here as “Insurance”) currently has over $7 billion of equity capital and approximately $40 billion of assets. The board of Insurance will remain the same, with Sachin Shah continuing as CEO.
The goal of Insurance is to create one of the leading platforms for Insurance Solutions globally. It is expected that the capital base of this business will be vastly greater in the future, achieved through internal growth as well as through the addition of new capital from the Corporation and other business partners. Insurance is expected to become a significant global operating business for overall Brookfield, while continuing as a paired share with Brookfield Corporation for the foreseeable future.
Brookfield Asset Management
Brookfield Asset Management Ltd. (the new entity formed to conduct our asset management activities, of which you will receive shares, referred to here as “the Manager”) will manage our $750 billion of assets. To accomplish its goals, the Manager will employ most of the 2,200 investment and support-focused personnel that are currently devoted to these activities at Brookfield.
Mark Carney will be appointed Chair of the Manager, in addition to his other responsibilities with Brookfield. Bruce Flatt will continue as CEO. Connor Teskey will be appointed President of the Manager, in addition to his activities as CEO of our Renewables and Transition Group. Anuj Ranjan will be appointed President of the Private Equity Group in addition to his overall business development activities for the Manager, and Bahir Manios will be appointed Chief Financial Officer of the Manager.
Our operating businesses will continue to be led by the current CEOs. Each of these businesses is independently focused on its area of operation with some resources pooled for fundraising, capital markets, and corporate functions. The Manager will also hold Brookfield’s 64% share of Oaktree Capital Management, which will continue to be run by its Co-Chairs Howard Marks and Bruce Karsh.
The Board of the Manager will consist of Mark Carney (Chair) and Bruce Flatt, seven independent directors, and the founders of our real estate, private equity and infrastructure businesses—Brian Kingston, Cyrus Madon, and Sam Pollock, who will also continue to act as CEOs of their respective businesses.
6    BROOKFIELD ASSET MANAGEMENT

The principal goal of the Manager will be to earn strong returns for clients without exposure to undue risks, while providing the highest quality service and continuously innovating our investment process and products. If we achieve this goal, we should continue to be one of the global leaders in alternatives investing for institutional, sovereign, and high net worth clients globally.
PRICE AND VALUE ARE RARELY THE SAME; THIS OFTEN CREATES OPPORTUNITY
At junctures where stock markets trade off significantly, it is worth repeating why value investing is a proven way to achieve long-term success. Buying, building, and holding great businesses, with great people, in great places, for long periods of time, is the source of long-term investment success.
Value investing is, in essence, the arbitrage between “Price” and “Value”. The goal of the value investor is to arbitrage price differentials between the Price for assets, whether that be in the public or private markets, and the true intrinsic Value of those assets. And while it’s simple to understand in concept, it takes years to develop the discipline, patience and judgment required to successfully implement a value investing strategy.
We are great believers that over the longer term, the Price of a security will gravitate toward its Value. However, in the short term, for many reasons, Price often does not equal Value. Investors in the stock market, of course, have a daily mechanism allowing them to know the quoted Price of each asset. Price is more difficult to ascertain in the private markets—particularly during periods of market volatility—and it can be well above or well below the long-term Value.
Assets prices are usually dependent on the supply of and demand for capital, which in turn is heavily influenced by investor sentiment. In robust markets, there is generally more capital than there are assets. This forces Price higher, even to the point where it far exceeds Value. There is no doubt that, in hindsight, this described many technology and “growth” stocks in 2020/2021. On the other hand, in stressed markets, if a sale has to be made, the Price received for an asset can be far below its Value. We are starting to see some of these situations emerge.
In summary, Price is often influenced by the news of the day, market sentiment, the availability of capital, and other factors that may or may not have any relevance to the Value of a specific security.
Value, on the other hand, is the net present value of the future cash flows of a business or asset, based on assumptions for future growth and discounted at the appropriate rate for that particular investment strategy. The difficulty in ascertaining Value is that there is no absolute value for anything, so there will always be a wide range of views over an asset’s growth profile, profitability, and the appropriate discount rate. The experience and discipline we have in determining these Value factors for assets and businesses are key attributes of our franchise.
THE BUILDOUT OF GLOBAL INFRASTRUCTURE IS VAST AND SCALABLE
We are experiencing a massive buildout of global infrastructure. This brings large opportunities for private developers with expertise and capital. The good news is that while the scale is daunting, private capital investors have had 15 productive years of learning how to build and directly own infrastructure assets. As a result of this positive experience and the returns afforded by these assets, capital is available to match the need.
From a demand perspective, global infrastructure is aging, and less public capital has been invested than is required to keep up with the pace of population growth. In addition, there are major tailwinds for investors in the form of the tens of trillions of dollars needed for the backbone of the Internet and Mobile Infrastructure; Energy Transition; Reshoring of Critical Infrastructure; and the Rewiring of European Energy. This buildout, requiring tens of trillions, will take the next 20 years and will produce an incredible investment boom. Some detail on each of these follows:
•Internet and Mobile Infrastructure – Vast amounts of capital will be required over the coming decades to build out the backbone of the cloud, internet and mobile devices. This includes data centers as the storage of data explodes; fiber networks for increased latency and faster connectivity; telecom towers to connect all the mobile phones; and spectrum for global connectivity and as cars go autonomous.
Q2 2022 INTERIM REPORT    7

•Energy Transition – Trillions of dollars will be required by 2050 for energy transition as energy grids are converted to more renewables, and as the developing markets move off coal and onto natural gas and renewables. In addition, the electrification of industry and transport will require that trillions be invested in electrical battery plants and other infrastructure for the decarbonization of high emitting and hard to abate sectors.
•Reshoring of Critical Infrastructure – Large-scale capital will be required over the next 15 years to accomplish the highly strategic reshoring of critical and politically sensitive products that each country requires today, both to operate from day to day and in order to not be held hostage by other nations. Numerous products fit into this category—the most visible being semiconductor chips, which are critical to everyday life.
•Rewiring of European Energy – Given the recent geopolitical events in Europe, unprecedented capital will be required to rebuild the European backbone infrastructure in order to enable energy self-sufficiency. This will include nuclear, LNG regasification facilities, energy storage, hydrogen and large-scale renewables.
Governments have historically provided much of this infrastructure but given that governments are currently running the highest debt-to-GDP numbers ever, most countries will need private capital for these investments. Governments have therefore started to fully embrace private enterprise and are likely to utilize private capital to build infrastructure.
Joint public and private programs both amass more capital and build infrastructure more quickly. The U.S. and European programs for semiconductor buildout, where the two governments are committing upwards of $100 billion to back reshoring of semiconductor manufacturing to the U.S. and Europe, is a very good example of government using its capital alongside private enterprise for the benefit of all.
GREAT ASSETS HOLD VALUE AND PROVIDE LIQUIDITY
We completed $21 billion of monetizations since we last wrote to you, realizing gains totaling $5 billion. We note this in the context of the market disarray, as you may not be aware that many private markets are still operating in a very normal way. Of course, some borrowing is harder to do, interest rates are higher, some yield spreads are wider, and the markets are not as robust as they were. But for high quality assets, markets are generally still open and available to transact at good valuations. Some recent examples include the following:
•U.K.: Residential Property Student Housing Business – over seven years we built, developed, and acquired student-housing properties in the United Kingdom that became the third-largest portfolio in the country. At 26,000 beds, Student Roost is an operating business we created from the ground up that became a highly attractive asset for many buyers. We recently sold the business for £3.3 billion of enterprise value. We had invested £700 million into the equity of this portfolio over time, and on closing later this year will generate cash from the investment of £1.8 billion to the equity—resulting in a gain of US$1.6 billion or 2.7x our investment, resulting in an internal rate of return of 25%.
•U.S.: Container Port Property in Los Angeles – in 2015, we acquired 50% of two container ports in California for $280 million and worked with our partner to modernize and upgrade the facilities. This resulted in our ports being the most mechanized on the west coast of the United States, and therefore having the highest margins and the fewest issues in a tough operating environment over the past few years. We recently sold our 50% of the assets for $1 billion—resulting in a gain of approximately $700 million, which represented a 3.2x multiple of capital and an internal rate of return of 19%.
•India: Toll Road Portfolio – in 2017, we began acquiring toll roads in India, and over time we built a portfolio of 513 kilometers of these roadways. We enhanced the operations, including health and safety standards and built an operating business from the ground up. We recently sold the operating company we built—and the toll-roads we assembled—for $1.1 billion. This resulted in a $200 million cash gain and generated a multiple of capital of 1.6x, resulting in an internal rate of return of 14%.
8    BROOKFIELD ASSET MANAGEMENT

•U.K.: Office Properties in City of London – we sold a property in the City of London for £300 million that we had built ground-up for a cost of £150 million. We acquired our partner’s half pre-Covid at a gross valuation of £270 million. These transactions in totality generated an annualized internal rate of return of 18% and a 2.5x multiple of our equity capital. Down the street, while not a sale, we just completed the refinancing of 100 Bishopsgate, which is now fully completed, fully leased, and is established as one of the leading office buildings in central London. We built it for £850 million and closed last month on a non‑recourse refinancing of £1.2 billion. We now have received cash distributions representing 100% of our equity plus a further £330 million, while continuing to own 100% of it. To date this has generated an internal rate of return of 19% and a multiple of equity capital of 2.9x.
•Brazil: Electricity Transmission Lines – in 2016, we bid on a concession to build electricity transmission lines in Brazil. We have completed five of our nine concessions, consisting of approximately 2,400 kilometers of lines. These lines bring desperately needed renewable energy from the north of the country to the industrial heartland of Brazil. We agreed last week to sell the five concessions for approximately US$1.5 billion, resulting in a 2x multiple of capital and a 22% internal rate of return.
•New Zealand: Telecom Tower Portfolio – in 2019, we acquired a 50% stake in a fully integrated telecom tower network for approximately 7x EBITDA. In mid-July, we signed an agreement to sell a 1,500 mobile telecom tower portfolio that was previously owned within our New Zealand telecom business. We were able to successfully exit the towers at 34x fiscal year 2023 pro forma EBITDA and return nearly all our invested capital for the entire acquisition, while retaining a valuable fiber network and one of the country’s leading retail mobile network operator brands. For us and our partners, the transaction is expected to generate proceeds of $1.0 billion in Q4 of this year, following customary regulatory approvals.
We expect to sell significant further assets at strong values in the remainder of 2022, and we do not expect the current environment to impact materially on the valuations of the stable cash generative assets we own.
CLOSING
Please do not hesitate to contact any of us should you have suggestions, questions, comments, or ideas you wish to share.
Sincerely,
Bruce Flatt
Chief Executive Officer
August 11, 2022

Note: In addition to the disclosures set forth in the cautionary statements included elsewhere in this Report, there are other important disclosures that must be read in conjunction with, and that have been incorporated in, this letter as posted on our website at https://bam.brookfield.com/reports-filings.
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MANAGEMENT’S
DISCUSSION AND ANALYSIS

ORGANIZATION OF MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Infrastructure	38
Overview	13	Private Equity	40
PART 2 – REVIEW OF CONSOLIDATED		Real Estate	42
FINANCIAL RESULTS		Residential Development	44
Overview	16	Corporate Activities	45
Income Statement Analysis	17	PART 4 – CAPITALIZATION AND LIQUIDITY
Balance Sheet Analysis	23	Capitalization	47
Foreign Currency Translation	26	Liquidity	51
Corporate Dividends	27	Review of Consolidated Statement of Cash Flows	55
Summary of Quarterly Results	28	PART 5 – ACCOUNTING POLICIES AND INTERNAL
PART 3 – OPERATING SEGMENT RESULTS		CONTROLS
Basis of Presentation	30	Accounting Policies, Estimates and Judgments	56
Summary of Results by Operating Segment	31	Management Representations and Internal
Asset Management	32	Controls	57
Renewable Power and Transition	36	GLOSSARY OF TERMS	58

“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “perpetual affiliates” Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate issuers included within our Renewable Power and Transition, Infrastructure and Private Equity segments, respectively, and also includes issuers in the Brookfield Property Group, which are included in our Real Estate segment. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, transition funds, infrastructure funds and private equity funds. Our other businesses include Residential Development and Corporate.
Please refer to the Glossary of Terms beginning on page 58 which defines our key performance measures that we use to measure our business.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our annual report is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned throughout this report does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference. Any other reports of the company referred to herein are not incorporated by reference unless explicitly stated otherwise.
10    BROOKFIELD ASSET MANAGEMENT

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflects management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, forward-looking statements contained in the letter to shareholders included in this Report include statements regarding the listing and distribution of our asset management business, including the anticipated timing and value of such transaction and the impact that such transaction may have on Brookfield and its shareholders. The board of directors of Brookfield has approved, in principle, Brookfield pursuing the transaction. The transaction will be subject to the satisfaction of a number of conditions, including shareholder approval, and, as such, there can be no certainty that the transaction will proceed or proceed in the manner described.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information contained in this Report. The statements and information involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business, including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which we operate; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes, or pandemics/epidemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within our asset management operations; (xxiv) risks specific to our business segments including our real estate, renewable power and transition, infrastructure, private equity, and other alternatives, including credit; and (xxv) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, including in “Part 6 – Business Environment and Risks” of our Annual Report available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein (because of economic conditions, the availability of investment opportunities or otherwise), that targeted returns, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved.
Q2 2022 INTERIM REPORT    11

STATEMENT REGARDING USE OF NON-IFRS MEASURES
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 58 for all non-IFRS measures.
12    BROOKFIELD ASSET MANAGEMENT

PART 1
OUR BUSINESS AND STRATEGY
OVERVIEW
We are a leading global alternative asset manager1 with a history spanning over 100 years. We have over $750 billion of assets under management (“AUM”)1 across a broad portfolio of renewable power and transition, infrastructure, private equity, real estate and credit. Our $392 billion in fee-bearing capital1 is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of private funds1 and dedicated public vehicles, which allow investors to invest in our five key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting returns of 12-15% over the long-term with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.
✓    Investment Focus
    We predominantly invest in real assets across renewable power and transition, infrastructure, private equity, real estate and credit.
✓    Diverse Products Offering
    We offer public and private vehicles to invest across a number of product lines, including core, value-add, and opportunistic equity and credit strategies in both closed-end and perpetual vehicles.
✓    Focused Investment Strategies
    We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach.
✓    Disciplined Financing Approach
    We employ leverage1 in a prudent manner to enhance returns while preserving capital throughout business cycles. Underlying investments are typically funded at investment-grade levels on a standalone and non-recourse basis, providing us with a stable capitalization. Only 6% of the total leverage reported in our consolidated financial statements has recourse to the Corporation.
✓    Sustainability
We are committed to ensuring that the assets and businesses in which we invest are set up for long-term success, and we seek to have a positive impact on the environment and the communities in which we operate.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2022 INTERIM REPORT    13

In addition, we maintain significant invested capital1 on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments:
1.Large-scale capital
    We have over $750 billion in assets under management and $392 billion in fee-bearing capital.
2.Operating expertise
    We have approximately 180,000 operating employees worldwide who maximize value and cash flows from our operations.
3.Global reach
We operate in more than 30 countries on five continents around the world.
The value of the business is comprised of two key components: Our asset management activities that we refer to as Asset Management, and our balance sheet investments that we refer to as Invested Capital. Our financial returns are represented by the combination of the earnings of our Asset Management business, as well as capital appreciation and distributions from our Invested Capital. The primary performance measure we use is funds from operations (“FFO”)1 which we use to evaluate the performance of our segments.
ASSET MANAGEMENT
Our Asset Management business oversees $392 billion of fee-bearing capital across a broad portfolio of renewable power and transition, infrastructure, private equity, real estate and credit. Today, we have approximately 2,100 unique institutional investors and have approximately $36 billion of additional committed capital that will be fee-bearing when invested. Within each of our investment verticals, we manage capital in a variety of products that broadly fall into one of three categories: i) long-term private funds, ii) perpetual strategies and iii) liquid strategies1. Products within these three strategies have similar base management fee1 and carried interest1 or performance fee1 drivers.
Long-term Private Funds – $182 billion fee-bearing capital
We manage and earn fees on a diverse range of renewable power and transition, infrastructure, private equity, real estate and credit funds. These funds have a long duration, are closed-end and include opportunistic, value-add, core and core plus investment strategies.
On long-term private fund capital, we earn:
1.Diversified and long-term base management fees on capital that is typically committed for 10 years with two one-year extension options.
2.Carried interest, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized when a fund’s cumulative returns are in excess of preferred returns and when it is highly probable that a significant reversal will not occur.
3.Transaction and advisory fees are one-time fees earned on co-investment capital related to the close of transactions, and vary based on transaction agreements.

1.See definition in Glossary of Terms beginning on page 58.
14    BROOKFIELD ASSET MANAGEMENT

Perpetual Strategies – $133 billion fee-bearing capital
We manage perpetual capital in our perpetual affiliates1, as well as in our core and core plus private funds, which can continually raise new capital. From our perpetual strategies, we earn:
1.Long-term perpetual base management fees, which are based on total capitalization or net asset value (“NAV”) of our perpetual affiliates and the NAV of our perpetual private funds.
2.Stable incentive distribution1 fees which are linked to cash distributions from perpetual affiliates (BEP/BEPC and BIP/BIPC) that exceed pre-determined thresholds. These cash distributions have a historical track record of growing annually and each of these perpetual affiliates target annual distribution growth rates within a range of 5-9%.
3.Performance fees based on unit price performance (BBU) and carried interest on our perpetual private funds.
Liquid Strategies – $77 billion fee-bearing capital
We manage publicly listed funds and separately managed accounts, focused on fixed income and equity securities across real estate, infrastructure and natural resources. We earn base management fees, which are based on committed capital and fund NAV, and performance income based on investment returns.
INVESTED CAPITAL
We have approximately $67 billion of invested capital on our balance sheet as a result of our history as an owner and operator of real assets. This capital provides attractive financial returns and important stability and flexibility to our asset management business.
Key attributes of our invested capital:
•Transparent – a significant portion of our invested capital is in our publicly traded investments. The remainder is primarily held in our recently privatized real estate perpetual affiliate, a residential homebuilding business, and a few other directly held investments.
•Diversified, long-term, stable cash flows – received from our underlying perpetual affiliates. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.
•Strong alignment of interests – we are the largest investor in each of our perpetual affiliates, and in turn, the perpetual affiliates are typically the largest investor in each of our private funds.
Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2022 INTERIM REPORT    15

PART 2
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 55 of our 2021 annual report, we provide an overview of our fair value accounting process and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated. Our fair value accounting process and application of the control-based model under IFRS in the period were consistent with those referenced in our 2021 annual report.
OVERVIEW
In the current quarter, financial results benefitted from the continued strength of our underlying operations. The prior year quarter included higher disposition gains.
Net income was $1.5 billion in the current quarter, with $590 million attributable to common shareholders ($0.34 per share) and the remaining income attributable to non-controlling interests.
During the quarter, the decrease of $954 million in consolidated net income compared to the prior year period is attributable to:
•other income and gains of $465 million compared to $1.3 billion in the prior year quarter, mainly as a result of the sale of our Canadian district energy operation in the prior year quarter; and
•lower valuations of $774 million primarily related to the reduction in the carrying value of certain assets within our Real Estate segment; partially offset by
•income tax expense of $141 million compared to $547 million in the prior year quarter, predominantly attributable to a decrease in pre-tax income;
•an increase in equity accounted income of $76 million from valuation increases in our core portfolio within our Real Estate segment; and
•increased contributions from acquisitions over the last twelve months and same-store1 growth across our operations.
Our consolidated balance sheet mainly increased as a result of assets acquired, net of liabilities. The increase predominantly relates to recent acquisitions within our Private Equity and Real Estate segments. These increases were partially offset by dispositions of certain investment properties within our Real Estate segment.

1.See definition in Glossary of Terms beginning on page 58.
16    BROOKFIELD ASSET MANAGEMENT

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for the three and six months ended June 30, 2022 and 2021:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Three Months Ended			Six Months Ended
	2022	2021	Change	2022	2021	Change
Revenues	$23,256	$18,286	$4,970	$45,138	$34,696	$10,442
Direct costs[1]	(19,841)	(15,565)	(4,276)	(38,536)	(29,262)	(9,274)
Other income and gains	465	1,251	(786)	494	1,955	(1,461)
Equity accounted income	564	488	76	1,407	1,156	251
Expenses
Interest	(2,405)	(1,831)	(574)	(4,543)	(3,661)	(882)
Corporate costs	(26)	(30)	4	(59)	(59)	—
Fair value changes	(397)	377	(774)	1,383	2,471	(1,088)
Income tax expense	(141)	(547)	406	(849)	(1,091)	242
Net income	1,475	2,429	(954)	4,435	6,205	(1,770)
Non-controlling interests	(885)	(1,613)	728	(2,486)	(4,154)	1,668
Net income attributable to shareholders	$590	$816	$(226)	$1,949	$2,051	$(102)
Net income per share	$0.34	$0.49	$(0.15)	$1.16	$1.26	$(0.10)
1.In 2021, our company reclassified depreciation and amortization, which was previously presented as a separate line item, to direct costs. Direct costs include $1.9 billion and $3.7 billion of depreciation and amortization expenses for the three and six month periods ended June 30, 2022, respectively. Prior period amounts were adjusted to reflect this change, which resulted in an increase to direct costs by $1.6 billion and $3.1 billion for the three and six month periods ended June 30, 2021, respectively, with equal and offsetting decreases to depreciation and amortization. This reclassification had no impact on revenues, net income, or basic and diluted earnings per share.

Three Months Ended June 30
Revenues for the quarter were $23.3 billion, an increase of $5.0 billion, compared to the second quarter of 2021, resulting from:
•higher prices and volumes at our road fuels operation within our Private Equity segment and contributions from recently completed acquisitions;
•increased contributions from our hospitality and retail portfolios within our Real Estate segment as pandemic-related restrictions and closures were lifted; and
•revenues from acquisitions during the last twelve months, net of the absence of contributions from businesses fully or partially sold.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on page 19.
Direct costs were $19.8 billion, an increase of $4.3 billion, primarily due to:
•higher costs and volumes at our road fuels operation in our Private Equity segment;
•increased direct costs due to higher occupancy at our hospitality assets in our Real Estate segment;
•incremental costs associated with organic growth initiatives in our Infrastructure segment;
•an increase in depreciation and amortization expense due to an increase in the carrying value of our property, plant and equipment (“PP&E”); and
•higher direct costs related to recent acquisitions, net of dispositions; partially offset by
•cost saving initiatives across our businesses.
Q2 2022 INTERIM REPORT    17

Other income and gains of $465 million in the current quarter primarily relate to the sale of our North American container terminal operation within our Infrastructure segment. The prior period amount included the gain recognized on the sale of our Canadian district energy operation.
Equity accounted income increased by $76 million mainly due to:
•our share of valuation gains in our retail and office portfolios within our Real Estate segment; and
•strong same-store growth at our infrastructure service business within our Private Equity segment; partially offset by
•Mark-to-market losses on balance sheet assets held by our credit business.
Interest expense of $2.4 billion increased by $574 million due to additional borrowings and acquisitions, partially offset by the impact of dispositions across our operations.
We recorded lower valuations of $397 million, compared to a gain of $377 million in the prior year quarter. Major contributors include:
•valuation gains at our retail portfolios and office assets within our Real Estate business; more than offset by
•transaction related expenses on recently completed acquisitions within our Private Equity and Real Estate segments;
•a reduction in the carrying value of our multi-use portfolio within our Real Estate segment; and
•the benefit of prior period fair value gains in our Infrastructure segment.
Refer to pages 20 and 21 for a discussion on fair value changes.
We recorded an income tax expense of $141 million this quarter compared to $547 million in the prior year quarter as the increase in pre-tax income in our Real Estate segment was partially offset by the tax impact of the aforementioned valuation changes.
Six Months Ended June 30
Revenues and direct costs for the six month period of 2022 increased by $10.4 billion and $9.3 billion, respectively, compared to the same period in 2021 primarily due to higher prices and volumes at our road fuels operation within our Private Equity segment, the recovery from the shutdowns experienced in 2021 at our hospitality assets and contributions from acquisitions over the last twelve months.
Other income and gains for the six month period of 2022 was $494 million compared to $2.0 billion in the prior year period. The current period gain primarily relates to the aforementioned sale of our North American container terminal operation in our Infrastructure segment. The prior period gain relates to the sale of our Canadian district energy operation.
Equity accounted income for the six month period of 2022 increased by $251 million compared to the prior year period primarily due to the aforementioned higher fair value gains in our Real Estate segment and strong same-store results within our Private Equity segment.
Fair value gains were $1.4 billion for the six month period of 2022, compared to $2.5 billion reported in the prior year period. The gains were primarily due to valuation increases across our portfolio of investment properties within our Real Estate segment, partially offset by transaction costs on recently completed acquisitions. The prior year period gains were mainly the result of transaction related gains on the deconsolidation of our interest in GrafTech International Ltd. (“GrafTech”)1.

1.See definition in Glossary of Terms beginning on page 58.
18    BROOKFIELD ASSET MANAGEMENT

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS
We have summarized below the impact of recent significant acquisitions and dispositions on our results for the three and six months ended June 30, 2022:

	Three Months Ended				Six Months Ended
	Acquisitions		Dispositions		Acquisitions		Dispositions
FOR THE PERIOD ENDED JUN. 30, 2022 (MILLIONS)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)	Revenue	Net Income (Loss)
Renewable Power and Transition	$67	$26	$(34)	$(21)	$100	$36	$(78)	$(5)
Infrastructure	861	65	(161)	1	1,628	117	(309)	5
Private Equity	1,861	(83)	—	—	4,153	(134)	—	(48)
Real Estate	267	120	(242)	(175)	541	354	(374)	(190)
	$3,056	$128	$(437)	$(195)	$6,422	$373	$(761)	$(238)
ACQUISITIONS
Acquisitions over the past year contributed incremental revenues and net income of $3.1 billion and $128 million, respectively, in the current quarter.
Renewable Power and Transition
Within our Renewable Power and Transition segment, recent acquisitions contributed to $67 million of incremental revenues and $26 million of net income. These contributions were primarily due to the acquisitions of a hydro asset in Colombia in the second half of 2021 and a solar developer in Germany in the first quarter of 2022.
Infrastructure
Recent acquisitions contributed incremental revenues of $861 million and net income of $65 million. These contributions were primarily from Inter Pipeline Ltd. (“IPL”)1 which was acquired in 2021.
Private Equity
Within our Private Equity segment, recent acquisitions contributed to incremental revenues of $1.9 billion and a net loss of $83 million. These contributions were primarily from acquisitions of an engineered components manufacturer, a modular building leasing services operation and a solar power solutions operation in the second half of 2021, as well as a lottery services operation in the current quarter.
Real Estate
Recent acquisitions contributed incremental revenues of $267 million and net income of $120 million. These contributions were primarily from acquisitions of investment properties made through our Brookfield Strategic Real Estate Partners III and IV funds (“BSREP III” and “BSREP IV”)1.
DISPOSITIONS
Recent asset sales reduced revenues and net income by $437 million and $195 million, respectively, in the current quarter. The assets that most significantly impacted our results were the dispositions of our North American district energy and Chilean toll road operations within our Infrastructure segment, our triple net lease portfolio within our Real Estate segment and our U.S. wind portfolio within our Renewable Power and Transition segment.

1.    See definition in Glossary of Terms beginning on page 58.
Q2 2022 INTERIM REPORT    19

FAIR VALUE CHANGES
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended			Six Months Ended
	2022	2021	Change	2022	2021	Change
Investment properties	$567	$880	$(313)	$2,413	$1,707	$706
Transaction related (losses) gains, net of expenses	(156)	(282)	126	(229)	999	(1,228)
Financial contracts	(46)	138	(184)	(30)	653	(683)
Impairment and provisions	38	(149)	187	21	(384)	405
Other fair value changes	(800)	(210)	(590)	(792)	(504)	(288)
Total fair value changes	$(397)	$377	$(774)	$1,383	$2,471	$(1,088)
INVESTMENT PROPERTIES
Investment properties are recorded at fair value with changes recorded in net income. We present the investment properties of our Real Estate segment within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from our private funds (“LP Investments”).
The following table disaggregates investment property fair value changes by asset type:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended			Six Months Ended
	2022	2021	Change	2022	2021	Change
Core	$30	$11	$19	$177	$14	$163
Transitional and Development	122	96	26	168	(81)	249
LP Investments and Other	415	773	(358)	2,068	1,774	294
	$567	$880	$(313)	$2,413	$1,707	$706
We discuss the key valuation inputs of our investment properties on pages 56 and 57.
Core
Valuation gains of $30 million were mainly due to higher cash flow assumptions for our retail assets.
There were no material valuation changes to our core portfolio during the prior year quarter.
Valuation gains of $177 million during the six months ended June 30, 2022 were mainly due to changes in market rent assumptions on certain New York office assets and the aforementioned increased cash flow assumptions for our retail assets.
Transitional and Development
Valuation gains of $122 million primarily relate to higher cash flow assumptions for certain retail assets, partially offset by lower valuations at certain office assets in Brazil due to updated leasing assumptions.
Valuation gains of $96 million in the prior year quarter were mainly attributable to favorable market rent assumptions within our Brazil and Australia portfolios.
The valuation gains for the six month period are primarily due to the aforementioned gains.
LP Investments and Other
Valuation gains of $415 million mostly relate to:
•fair value uplifts at our U.S. logistics portfolio due to higher market rent assumptions;
20    BROOKFIELD ASSET MANAGEMENT

•valuation gains in our student housing portfolio as a result of achieving certain development milestones; and
•higher cash flow projections at our U.S. mixed-use portfolio to reflect updated leasing assumptions; partially offset by
•fair value changes in our multi-use project within our Residential Development business, based on a recent external appraisal.
In the prior year quarter, valuation gains of $773 million were mainly driven by capitalization rate compression in our manufactured housing and multifamily portfolios, as well as higher cash flow assumptions from our student housing portfolio in the U.K.
Valuation gains of $2.1 billion for the six months ended June 30, 2022 were mainly driven by capitalization rate compression in our manufactured housing portfolio, valuation gains in our U.S. logistics portfolio and higher valuation at our Australian senior living portfolio.
Transaction Related (Losses) Gains, Net of Expenses
Transaction related losses, net of expenses, totaled $156 million for the quarter. This was primarily due to transaction costs associated with the acquisition of a lottery services operation and an Irish office portfolio in our Private Equity and Real Estate segments, respectively, as well as restructuring costs in our Private Equity segment.
Transaction related losses, net of expenses, in the prior year quarter of $282 million primarily related to costs related to acquisitions in the period, as well as a write-off of deferred financing fees as part of refinancing initiatives across our portfolios.
The incremental losses for the six month period relate primarily to the aforementioned transaction costs and restructuring costs incurred within our Private Equity segment.
Financial Contracts
Financial contracts include mark-to-market gains and losses related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
The loss this quarter of $46 million is primarily attributable to negative mark-to-market movement on short term financial contracts to hedge power prices in our Renewable Power and Transition business, partially offset by mark-to-market gains on interest rate swaps in our Real Estate business.
Unrealized gains of $138 million in the prior year quarter were primarily attributable to fair value changes on our venture investments, partially offset by mark-to-market movements on short term financial contracts used to hedge power prices in our Renewable Power and Transition segment.
The year-to-date losses on financial contracts relate to the aforementioned negative mark-to-market movements, partially offset by mark-to-market gains on interest rate swaps in the first quarter of 2022.
Impairment and Provisions
Impairment and provisions for the quarter totaled a recovery of $38 million. This is mainly related to a reversal of previously recorded impairment on PP&E at our natural gas production operation within our Private Equity segment as a result of an increase in natural gas pricing.
The year-to-date impairment and provision expenses relate to legal provisions in our Residential Development business, more than offset by the aforementioned impairment reversal.
Other Fair Value Changes
Other fair value changes of $800 million for the quarter mainly relate to valuation changes in certain assets within our Real Estate and Infrastructure segments and various one-time charges across our segments.
The year-to-date fair value changes are primarily attributable to the aforementioned valuations.
Q2 2022 INTERIM REPORT    21

INCOME TAXES
We recorded an aggregate income tax expense of $141 million in the current quarter (2021 – $547 million), including current tax expenses of $330 million (2021 – $246 million) and deferred tax recovery of $189 million (2021 – expense of $301 million).
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our consolidated financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

	Three Months Ended			Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2022	2021	Change	2022	2021	Change
Statutory income tax rate	26%	26%	—%	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	1	(7)	8	—	(4)	4
Change in tax rates and new legislation	—	7	(7)	—	3	(3)
Taxable income attributed to non-controlling interests	(1)	(10)	9	(6)	(12)	6
International operations subject to different tax rates	—	(1)	1	1	—	1
Recognition of deferred tax assets	(21)	—	(21)	(7)	(1)	(6)
Non-recognition of the benefit of current year tax losses	4	2	2	2	2	—
Other	—	1	(1)	—	1	(1)
Effective income tax rate	9%	18%	(9%)	16%	15%	1%
The decrease in income tax expense in the current quarter primarily relates to the recognition of certain deferred tax assets within our Private Equity segment due to an income tax benefit associated with an increase in the projected utilization of previously unrecognized loss carry forwards on the back of achieved and expected growth of our nuclear technology services operation. This reduced our effective tax rate by 21% in the current quarter.
As an asset manager, many of our operations are held in partially owned “flow-through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings include income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all the net income, but only our share of the associated tax provision. This reduced our effective tax rate by 1% in the current quarter.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates resulted in no impact in our effective tax rate in the current quarter. The difference will vary from period to period depending on the relative proportion of income earned in each country.

22    BROOKFIELD ASSET MANAGEMENT

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at June 30, 2022 and December 31, 2021:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021	Change
Assets
Property, plant and equipment	$114,219	$115,489	$(1,270)
Investment properties	106,952	100,865	6,087
Equity accounted investments	45,248	46,100	(852)
Cash and cash equivalents	12,205	12,694	(489)
Accounts receivable and other	26,563	21,760	4,803
Intangible assets	34,750	30,609	4,141
Goodwill	22,104	20,227	1,877
Other assets	49,825	43,259	6,566
Total assets	$411,866	$391,003	$20,863
Liabilities
Corporate borrowings	$12,054	$10,875	$1,179
Non-recourse borrowings of managed entities	187,585	165,057	22,528
Other non-current financial liabilities	25,838	27,718	(1,880)
Other liabilities	52,377	52,612	(235)
Equity
Preferred equity	4,145	4,145	—
Non-controlling interests	88,215	88,386	(171)
Common equity	41,652	42,210	(558)
Total equity	134,012	134,741	(729)
	$411,866	$391,003	$20,863
June 30, 2022 vs. December 31, 2021
Total assets increased by $20.9 billion since December 31, 2021 to $411.9 billion as at June 30, 2022. The increase is driven by recently completed business combinations and asset acquisitions, net of dispositions, predominantly attributable to our Private Equity segment. This was partially offset by amortization and depreciation of our asset base during the quarter.
PP&E decreased by $1.3 billion as a result of:
•additions of $5.1 billion, which includes the acquisition of our lottery services operation and roofing products manufacturer within our Private Equity segment; more than offset by
•the unfavorable impact of foreign currency translation of $3.3 billion;
•depreciation of $2.8 billion during the six months; and
•dispositions and assets reclassified as held for sale of $456 million, most notably the sales of our hydroelectric portfolio in Brazil within our Renewable Power and Transition segment and vessels at our offshore oil services operation within our Private Equity segment.
We provide a continuity of PP&E in Note 10 of the consolidated financial statements.
Investment properties predominantly consist of the company’s real estate assets. The balance as at June 30, 2022 increased by $6.1 billion, mostly due to:
•additions of $6.8 billion of investment properties predominantly through the acquisition of an interest in a German office portfolio;
Q2 2022 INTERIM REPORT    23

•addition of $5.9 billion, through other purchases of investment properties; and
•net valuation gains of $2.4 billion, primarily driven by valuation increases in our core and LP investments; partially offset by
•asset sales and reclassifications to assets held for sale of $6.6 billion in our real estate funds; and
•the negative impact of foreign currency translation and other of $2.4 billion.
We provide a continuity of investment properties in Note 9 of the consolidated financial statements.
Equity accounted investments decreased by $852 million to $45.2 billion in the current quarter, mainly due to:
•our proportionate share of comprehensive income of $855 million; being more than offset by
•the negative impact of foreign currency translation and other of $663 million;
•dispositions of $89 million, net of additions, primarily from the reclassification of our interest in our German office portfolio within our Real Estate segment, partially offset by the acquisitions of a roofing products manufacturer within our Private Equity segment and a smart meter business at our Infrastructure segment; and
•distributions and returns of capital received of $1.3 billion.
We provide a continuity of equity accounted investments in Note 8 of the consolidated financial statements.
Cash and cash equivalents decreased by $489 million as at June 30, 2022. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
The increase of $4.1 billion in our intangible assets primarily relates to the acquisitions of a lottery services operation and Australian residential mortgage lending service in our Private Equity segment, partially offset by amortization expense. Goodwill increased by $1.9 billion due to additions from acquisitions, net of dispositions, primarily attributable to our Private Equity segment.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $6.6 billion is primarily a result of:
•an increase in inventory of $1.5 billion mainly due to higher prices at our road fuels operation within our Private Equity segment; and
•an increase in other financial assets of $6.6 billion primarily due to the acquisition of an Australian residential mortgage lender in our Private Equity segment; partially offset by
•a decrease in assets held for sale of $1.8 billion largely attributable to the dispositions of a triple-net lease portfolio and a hospitality portfolio in the U.S. in the first quarter of 2022, partially offset by the reclassification of certain portfolios within our Real Estate segment.
Corporate borrowings increased by $1.2 billion from the $400 million green bond issuance and $400 million re-opening of our 2028 notes during the first quarter of 2022, as well as commercial paper issuances.
Non-recourse borrowings of managed entities increased by $22.5 billion, net of borrowings reclassified to held for sale, largely attributable to recent acquisitions in our Private Equity and Real Estate segments.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term financial liabilities that are due after one year. The decrease of $1.9 billion was primarily due to a decrease in derivative liabilities within our Real Estate segment.
The decrease of $235 million in other liabilities, was primarily due to the decrease in assets held for sale within our Real Estate segment. This decrease was partially offset by the increase in deferred income tax liabilities as a result of acquisitions completed in the current quarter within our Private Equity segment. Please see Note 6 of the consolidated financial statements for further information.
1.    See definition in Glossary of Terms beginning on page 58.
24    BROOKFIELD ASSET MANAGEMENT

EQUITY
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 – Capitalization and Liquidity.
COMMON EQUITY
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)
Common equity, beginning of period	$42,210
Changes in period
Net income attributable to shareholders	1,949
Common dividends	(439)
Preferred dividends	(74)
Other comprehensive losses	(1,250)
Share repurchases, net of issuances	(409)
Ownership changes and other	(335)
(558)
Common equity, end of period	$41,652
Common equity decreased by $558 million to $41.7 billion during the six month period ended June 30, 2022. The change includes:
•net income attributable to common shareholders of $1.9 billion; more than offset by
•distributions of $513 million to shareholders as common and preferred share dividends;
•other comprehensive losses of $1.3 billion, primarily due to foreign currency translation;
•share repurchases, net of issuances, of $409 million, mainly related to the repurchase of 9 million Class A Limited Voting Shares (“Class A shares”) during the six months ended June 30, 2022; and
•ownership changes and other of $335 million primarily attributable to losses recorded directly in equity on the step-up acquisition of our German office portfolio in the first quarter of 2022.
NON-CONTROLLING INTERESTS
Non-controlling interests in our consolidated results primarily consist of third-party interests in BEP, BIP, BBU, BPG and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
Brookfield Renewable	$18,556	$19,355
Brookfield Infrastructure	23,472	23,695
Brookfield Business Partners	11,261	10,197
Brookfield Property Group	27,557	28,064
Other participating interests	7,369	7,075
	$88,215	$88,386
Non-controlling interests decreased by $171 million during the six month period ended June 30, 2022, primarily due to:
•comprehensive income attributable to non-controlling interests, which totaled $1.8 billion; and
•ownership changes of $2.1 billion; more than offset by
•distributions, net of equity issuances, of $4.0 billion.
Q2 2022 INTERIM REPORT    25

FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE PERIODS ENDED JUN. 30				Average Rate
	Period-End Spot Rate			Three Months Ended			Six Months Ended
	2022	2021	Change	2022	2021	Change	2022	2021	Change
Australian dollar	0.6903	0.7262	(5)%	0.7143	0.7699	(7)%	0.7194	0.7713	(7)%
Brazilian real[1]	5.2383	5.5804	7%	4.9261	5.2910	7%	5.0781	5.3867	6%
British pound	1.2178	1.3532	(10)%	1.2563	1.3982	(10)%	1.2987	1.3887	(6)%
Canadian dollar	0.7768	0.7913	(2)%	0.7834	0.8143	(4)%	0.7865	0.8021	(2)%
Colombian peso[1]	4,151.7	4,064.9	(2)%	3,923.7	3,695.3	(6)%	3,917.0	3,628.1	(7)%
Euro	1.0484	1.1370	(8)%	1.0647	1.2052	(12)%	1.0933	1.2052	(9)%
1.Using Brazilian real and Colombian peso as the price currency.
Currency exchange rates relative to the U.S. dollar at the end of the current quarter were lower than December 31, 2021 for all of our significant non-U.S. dollar investments with the exception of the Brazilian reais. As at June 30, 2022, our common equity of $41.7 billion was invested in the following currencies: U.S. dollars – 47% (December 31, 2021 – 55%); British pounds – 18% (December 31, 2021 – 16%); Canadian dollars – 8% (December 31, 2021 – 7%); Australian dollars – 7% (December 31, 2021 – 6%); Brazilian reais – 7% (December 31, 2021 – 6%); Colombian pesos – 1% (2021 – 1%); and other currencies – 12% (December 31, 2021 – 9%).
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Australian dollar	$(787)	$(115)	$(520)	$(225)
Brazilian real	(1,053)	1,655	715	637
British pound	(1,002)	49	(1,420)	152
Canadian dollar	(525)	290	(369)	454
Colombian peso	(490)	(46)	(138)	(513)
Euro	(572)	199	(842)	(128)
Other	(827)	(105)	(816)	(286)
Total cumulative translation adjustments	(5,256)	1,927	(3,390)	91
Currency hedges[1]	2,432	(359)	2,009	(172)
Total cumulative translation adjustments net of currency hedges	$(2,824)	$1,568	$(1,381)	$(81)
Attributable to:
Shareholders	$(874)	$468	$(527)	$93
Non-controlling interests	(1,950)	1,100	(854)	(174)
	$(2,824)	$1,568	$(1,381)	$(81)
1.Includes deferred income tax expense of $103 million for the three months ended June 30, 2022 (2021 – recovery of $9 million) and expense of $94 million for the six months ended June 30, 2022 (2021 – recovery of $5 million)
The foreign currency translation of our equity, net of currency hedges, for the three and six months ended June 30, 2022 generated a loss of $2.8 billion and $1.4 billion, respectively. This was primarily attributable to the lower period-end rates across most currencies.

26    BROOKFIELD ASSET MANAGEMENT

We seek to hedge foreign currency exposure where the cost of doing so is reasonable. Due to the high historical costs associated with hedging the Brazilian real, Colombian peso and other emerging market currencies, hedge levels against those currencies were low at quarter end.
CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the first six months of 2022, 2021 and 2020, are summarized in the following table. Dividends to the Class A and B Limited Voting Shares have been adjusted to reflect a three-for-two stock split on April 1, 2020.

	Distribution per Security
	2022	2021	2020
Class A and B1 Limited Voting Shares (“Class A and B shares”)[2]	$0.28	$0.26	$0.24
Special distribution to Class A and B shares[3]	—	0.36	—
Class A Preferred Shares
Series 2	0.19	0.17	0.21
Series 4	0.19	0.17	0.21
Series 8	0.27	0.25	0.31
Series 9	0.27	0.28	0.25
Series 13	0.19	0.17	0.21
Series 15	0.11	0.06	0.18
Series 17	0.47	0.48	0.44
Series 18	0.47	0.48	0.44
Series 24	0.32	0.30	0.28
Series 25[4]	—	0.24	0.36
Series 26[5]	0.36	0.35	0.32
Series 28	0.27	0.27	0.25
Series 30	0.46	0.47	0.43
Series 32	0.50	0.51	0.46
Series 34	0.44	0.44	0.41
Series 36	0.48	0.49	0.44
Series 37	0.48	0.49	0.45
Series 38[6]	0.35	0.36	0.37
Series 40	0.40	0.40	0.37
Series 42[7]	0.32	0.39	0.41
Series 44	0.49	0.50	0.46
Series 46[8]	0.50	0.48	0.44
Series 48	0.47	0.48	0.44
1.Class B Limited Voting Shares (“Class B shares”).
2.Adjusted to reflect the three-for-two stock split effective April 1, 2020.
3.Distribution of one class A exchangeable limited voting share of Brookfield Asset Management Reinsurance Partners Ltd. for every 145 Class A shares and Class B shares held as of the close of business of June 18, 2021.
4.Dividend rate reset commenced the last day of each quarter. All Series 25 shares were converted into Series 24 on a one-for-one basis effective June 30, 2021.
5.Dividend rate reset commenced March 31, 2022.
6.Dividend rate reset commenced March 31, 2020.
7.Dividend rate reset commenced June 30, 2020.
8.Dividend rate reset commenced March 31, 2022.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.
Q2 2022 INTERIM REPORT    27

SUMMARY OF QUARTERLY RESULTS
The quarterly variances in revenues over the past two years are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of non-cash fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our Real Estate and Private Equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues, net income attributable to non-controlling interests, and the global economic shutdown.
Our Real Estate business typically generates consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrials portfolio. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing strength of the U.S. housing market and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels. Our condensed statements of operations for the eight most recent quarters are as follows:

	2022		2021				2020
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$23,256	$21,882	$21,787	$19,248	$18,286	$16,410	$17,088	$16,249
Net income	1,475	2,960	3,461	2,722	2,429	3,776	1,815	542
Net income to shareholders	590	1,359	1,118	797	816	1,235	643	172
Per share
– diluted	$0.34	$0.81	$0.66	$0.47	$0.49	$0.77	$0.40	$0.10
– basic	0.35	0.84	0.69	0.49	0.51	0.79	0.41	0.10

28    BROOKFIELD ASSET MANAGEMENT

The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2022		2021				2020
FOR THE PERIODS ENDED (MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Fair value changes	$(397)	$1,780	$1,980	$700	$377	$2,094	$175	$(31)
Income taxes	(141)	(708)	(516)	(717)	(547)	(544)	(243)	(225)
Net impact	$(538)	$1,072	$1,464	$(17)	$(170)	$1,550	$(68)	$(256)
Over the last eight quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:
•In the second quarter of 2022, revenue increased compared to the prior quarter mainly due to contributions from recent acquisitions and same-store growth across our businesses. The lower net income in the quarter is primarily attributable to the one-time reduction in valuations of certain properties within our Real Estate segment.
•In the first quarter of 2022, revenues increased compared to the prior quarter mainly due to increased contributions from recent acquisitions and same-store growth across our businesses. The higher net income in the quarter is primarily attributable to increased valuation gains at our consolidated and equity accounted investments within our Real Estate segment, partially offset by higher income taxes.
•In the fourth quarter of 2021, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our operating segments as well as same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment and lower income taxes, partially offset by lower gains from asset sale activities.
•In the third quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is primarily attributable to higher fair value gains in our Real Estate segment partially offset by higher income taxes.
•In the second quarter of 2021, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The lower net income in the quarter as compared to the first quarter of 2021, is a result of lower fair value gains partially offset by asset sale activity within our Infrastructure segment.
•In the first quarter of 2021, revenues decreased in comparison to the prior quarter primarily due to lower same-store results due in part to seasonality across certain operating segments. The higher net income in the quarter is a result of gains from asset sale activities.
•In the fourth quarter of 2020, revenues increased in comparison to the prior quarter due to same-store growth in most of our businesses. The higher net income in the quarter is a result of gains from asset sales in the quarter as well as a positive contribution from our equity accounted investments and fair value changes.
•In the third quarter of 2020, revenues increased relative to the prior quarter due to increased contributions from recent acquisitions across our businesses. We had net income in the quarter, relative to the prior quarter’s net loss, as a result of improved performance across many of our businesses and a positive contribution from fair value changes within our consolidated investment properties, particularly within our BSREP III fund.

Q2 2022 INTERIM REPORT    29

PART 3
OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
HOW WE MEASURE AND REPORT OUR OPERATING SEGMENTS
Our operations are organized into our asset management business, five operating businesses and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios, net of realized carried interest.
Our operating segments are global in scope and are as follows:
i.Asset Management business includes managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating assets.
iii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
iv.Private Equity business includes a broad range of industries, and is mostly focused on business services, infrastructure services and industrials.
v.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments, and our share of LP investments, which sit within our private funds.
vi.Residential Development business consists of homebuilding, condominium development and land development.
vii.Corporate Activities include the investment of cash and financial assets, our share of the investment in our insurance solutions business, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
In assessing operating performance and capital allocation, we separately identify the portion of FFO and common equity within our segments that relate to our perpetual affiliates (BEP, BIP, BBU, BPG). We believe that identifying the FFO and common equity attributable to our perpetual affiliates enables investors to understand how the results of these entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these perpetual affiliates is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.See definition in Glossary of Terms beginning on page 58.
30    BROOKFIELD ASSET MANAGEMENT

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a period-over-period basis for comparative purposes:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues[1]			FFO			Common Equity
	2022	2021	Change	2022	2021	Change	2022	2021	Change
Asset Management	$1,092	$1,225	$(133)	$573	$688	$(115)	$4,754	$4,905	$(151)
Renewable Power and Transition	1,340	1,279	61	122	88	34	5,049	5,264	(215)
Infrastructure	3,761	2,856	905	245	317	(72)	2,781	3,022	(241)
Private Equity	14,698	11,262	3,436	264	337	(73)	3,620	3,565	55
Real Estate	2,765	2,234	531	223	189	34	31,542	32,004	(462)
Residential Development	559	609	(50)	100	42	58	2,077	2,392	(315)
Corporate Activities	(7)	88	(95)	(128)	(61)	(67)	(8,171)	(8,942)	771
Total segments	$24,208	$19,553	$4,655	$1,399	$1,600	$(201)	$41,652	$42,210	$(558)
1.Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements for further details.
Total revenues and FFO were $24.2 billion and $1.4 billion in the current quarter, compared to $19.6 billion and $1.6 billion in the prior period, respectively. FFO includes realized disposition gains of $197 million, compared to $582 million in the prior year quarter.
Revenues increased primarily due to organic growth initiatives across our businesses and from acquisitions completed in the last twelve months across most segments. These increases were partially offset by sales of operating businesses over the last twelve months.
The decrease in FFO is primarily a result of:
•increased fee-related earnings driven by strong fundraising, including contributions from our latest round of flagship funds and continued capital deployments;
•higher prices and volumes at our infrastructure services operations within our Private Equity segment;
•organic growth across our businesses, as well as contributions from recent acquisitions, net of the impact of asset sales; and
•strong same-store contributions from our office, retail and hospitality portfolios within our Real Estate segment; more than offset by
•lower realized disposition gains as the prior period primarily related to the sale of our Canadian district energy operation within our Infrastructure segment; and
•lower realized carried interest1 in our Asset Management segment as the prior period benefitted from a higher level of monetization activities.
Common equity decreased by $558 million since year-end to $41.7 billion, as the positive contributions from net income were more than offset by the impact of foreign exchange, dividends paid and share buybacks.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2022 INTERIM REPORT    31

ASSET MANAGEMENT
FEE-BEARING CAPITAL
The following table summarizes fee-bearing capital:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Long-Term Private Funds	Perpetual Strategies	Liquid Strategies	Total 2022	Total 2021
Renewable power and transition	$23,221	$26,817	$—	$50,038	$47,525
Infrastructure	30,338	43,826	—	74,164	67,736
Private equity	31,683	7,271	—	38,954	34,395
Real estate	55,536	33,810	—	89,346	82,282
Credit and other	41,196	21,256	76,802	139,254	132,195
June 30, 2022	$181,974	$132,980	$76,802	$391,756	n/a
December 31, 2021	$169,279	$114,624	$80,230	n/a	$364,133
We have approximately $36 billion of additional committed capital that does not currently earn fees but will generate approximately $360 million in annual fees once deployed.
Fee-bearing capital increased by $13.2 billion during the quarter. The changes are set out in the following table:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and Other	Total
Balance, March 31, 2022	$51,468	$75,530	$35,917	$84,704	$130,968	$378,587
Inflows	2,916	4,283	4,274	4,073	22,300	37,846
Outflows	—	—	—	(157)	(5,630)	(5,787)
Distributions	(572)	(1,052)	(594)	(1,144)	(487)	(3,849)
Market valuation	(3,785)	(4,341)	(999)	1,225	(7,234)	(15,134)
Other	11	(256)	356	645	(663)	93
Change	(1,430)	(1,366)	3,037	4,642	8,286	13,169
Balance, June 30, 2022	$50,038	$74,164	$38,954	$89,346	$139,254	$391,756
Renewable Power and Transition fee-bearing capital decreased by $1.4 billion, due to:
•$3.8 billion decrease in market valuations as a result of the lower market capitalization of BEP; and
•$572 million of distributions, including quarterly distributions paid to BEP’s unitholders; partially offset by
•$2.9 billion of inflows largely driven by additional capital raised for our transition fund.
Infrastructure fee-bearing capital decreased by $1.4 billion, due to:
•$4.3 billion decrease in market valuations as a result of the lower market capitalization of BIP; and
•$1.1 billion of distributions, including quarterly distributions paid to BIP’s unitholders and capital returned to investors; partially offset by
•$4.3 billion of inflows largely driven by additional capital raised from follow-on investments within our third flagship fund and capital deployed within our perpetual infrastructure fund; and
Private Equity fee-bearing capital increased by $3.0 billion, due to:
•$4.3 billion of inflows from our sixth flagship private equity fund and capital deployed across other private equity funds; partially offset by
•$1.0 billion decrease in market valuations as a result of the lower market capitalization of BBU;
32    BROOKFIELD ASSET MANAGEMENT

•$594 million of distributions, including quarterly distributions paid to BBU’s unitholders and capital returned to investors; and
•$356 million related to an increase in working capital.
Real Estate fee-bearing capital increased by $4.6 billion, due to:
•$4.1 billion of inflows from incremental capital raised for our fourth flagship real estate fund and capital deployed across various other fund strategies; and
•$1.2 billion increase from higher valuations in our perpetual strategies during the quarter; partially offset by
•$1.1 billion of distributions across our perpetual strategies and capital returned to investors.
Credit and Other fee-bearing capital increased by $8.3 billion, due to:
•$22.3 billion of inflows primarily as a result of Brookfield Asset Management Reinsurance Partners Ltd.’s (“BAMR”)1 acquisition of American National Group (“American National”)1 and capital deployed within our credit strategies; partially offset by
•$7.2 billion of impact from lower market valuations, primarily from our liquid strategies;
•$5.6 billion of outflows due to redemptions within our liquid and perpetual strategies; and
•$487 million of distributions within our long-term private funds.
CARRY ELIGIBLE CAPITAL
Carry eligible capital increased by $4.2 billion during the quarter to $175.7 billion as at June 30, 2022 (March 31, 2022 – $171.5 billion). The increase was primarily related to additional capital raised for our transition fund, our sixth private equity flagship fund, and our fourth real estate flagship fund.
As at June 30, 2022, $117.7 billion of carry eligible capital was deployed (March 31, 2022 – $117.5 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There are currently $58.0 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (March 31, 2022 – $53.9 billion).
OPERATING RESULTS
Asset management FFO includes fee-related earnings and realized carried interest earned by us in respect of capital managed for our investors. Fee-related earnings also include fees earned on the capital invested by us in the perpetual affiliates. This is representative of how we manage the business and measure the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee-related earnings and realized carried interest, net, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net, to provide insight into the value our investments have created in the period.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2022 INTERIM REPORT    33

We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO
	Ref.	2022	2021	2022	2021
Fee-related earnings	i	$993	$890	$525	$483
Realized carried interest	ii	99	335	48	205
Asset management		$1,092	$1,225	$573	$688

Unrealized carried interest
Generated				$553	$1,087
Foreign exchange				(225)	46
				328	1,133
Less: direct costs				(68)	(432)
Unrealized carried interest, net	iii			260	701
Less: unrealized carried interest not attributable to BAM				(5)	(68)
				$255	$633
i.Fee-Related Earnings

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2022	2021
Fee revenues
Base management fees	$894	$726
Incentive distributions	84	84
Performance fees	—	79
Transaction and advisory fees	15	1
	993	890
Less: direct costs	(433)	(369)
	560	521
Less: fee-related earnings not attributable to BAM	(35)	(38)
Fee-related earnings	$525	$483

Fee-related earnings increased to $525 million at our share, mainly due to higher base management fees driven by increased fee-bearing capital and higher transaction and advisory fees in the quarter, partially offset by increased direct costs.
Base management fees increased by $168 million to $894 million, representing a 23% increase from the same quarter in 2021. The increase is broken down as follows:
•$70 million increase in our Real Estate segment largely due to capital raised for our fourth flagship fund, higher valuations across our perpetual strategies and capital deployed during the quarter;
•$34 million increase from our Renewable Power and Transition segment due to capital raised for our transition fund, partially offset by a lower market capitalization for BEP compared to the prior year quarter;
•$29 million increase in our Credit and Other business due to capital deployed within our closed-end funds, partially offset by lower valuations across our liquid strategies;
•$23 million increase from our Infrastructure segment, primarily as a result of BIP’s increased market capitalization and their capital market issuance in the quarter; and
•$12 million increase from our Private Equity segment largely due to capital raised for our sixth flagship private equity fund.
Incentive distributions across our perpetual affiliates were consistent at $168 million, as higher incentive distributions earned from BIP and BEP due to higher distribution levels were offset by the absence of BPY’s
34    BROOKFIELD ASSET MANAGEMENT

incentive distributions fees following its privatization in the third quarter of 2021.
The margin on our fee-related earnings, including our 64% share of Oaktree’s fee-related earnings, improved to 59% in the current quarter (2021 – 57%). Our fee-related earnings margin before performance fees, including 100% of Oaktree’s fee-related earnings, was 56% in the current quarter (2021 – 55%).
Direct costs consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased $64 million from the prior year quarter as we continue to scale our asset management franchise, including new product development and the broadening of our distribution capabilities.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g., subject to “clawback”). During the quarter, we realized $48 million of carried interest, net of direct costs (2021 – $205 million). Realizations during the quarter were primarily driven by distribution and monetization activities in our credit and real estate fund strategies.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see Section iii) that has accumulated based on fund performance up to the date of the consolidated financial statements.
iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2022			2021
FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Carried Interest	Direct Costs	Net	Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of period	$8,404	$(2,753)	$5,651	$5,410	$(1,969)	$3,441
In-period change
Unrealized in period	553	(123)	430	1,087	(417)	670
Foreign currency revaluation	(225)	55	(170)	46	(15)	31
	328	(68)	260	1,133	(432)	701
Less: realized	(99)	40	(59)	(335)	109	(226)
	229	(28)	201	798	(323)	475
Accumulated unrealized, end of period	8,633	(2,781)	5,852	6,208	(2,292)	3,916
Carried interest not attributable to BAM shareholders	(936)	483	(453)	(879)	469	(410)
Accumulated unrealized, end of period, net	$7,697	$(2,298)	$5,399	$5,329	$(1,823)	$3,506
Unrealized carried interest generated in the current quarter before foreign exchange and associated costs was $553 million, primarily related to increased valuations across our strategies.
Accumulated unrealized carried interest, net1, totaled $7.7 billion at June 30, 2022. We estimate approximately $2.3 billion of associated costs related to the future realization of the accumulated amounts to date, predominantly related to employee long-term incentive plans and taxes that will be incurred. We expect to recognize $3.7 billion of this carry at our share, before costs, within the next three years; however, realization of this carried interest is dependent on future investment performance and the timing of monetization.

1.See definition in Glossary of Terms beginning on page 58.
Q2 2022 INTERIM REPORT    35

RENEWABLE POWER AND TRANSITION
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power and Transition segment, which was previously referred to as our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Renewable[1]	i	$1,333	$1,303	$131	$86	$4,446	$4,641
Energy contracts	ii	7	(24)	(23)	(31)	603	623
Realized disposition gains	iii	—	—	14	33	—	—
		$1,340	$1,279	$122	$88	$5,049	$5,264
1.Brookfield’s interest in BEP consists of 194.5 million redemption-exchange units, 68.7 million Class A limited partnership units, 4.0 million general partnership units, as well as 44.8 million Class A shares in Brookfield Renewable Corporation (“BEPC”), together representing an economic interest of 48% of BEP.
Compared to the prior year quarter, revenues increased by $61 million primarily driven by contributions from organic growth initiatives, recent acquisitions and higher realized pricing across most markets. FFO increased by $34 million, as a result of higher prices, favorable same-store generation and contributions from growth initiatives.
Excluding realized disposition gains, FFO increased by $53 million. This increase was mainly attributable to the aforementioned contributions, partially offset by lower generation in Europe.
i.Brookfield Renewable
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the quarter-over-quarter variances:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE THREE MONTHS ENDED JUN. 30 (GIGAWATT HOURS AND MILLIONS)	2022	2021	2022	2021	2022	2021
Hydroelectric	5,541	4,534	5,535	5,465	$205	$161
Wind	1,545	1,559	1,684	2,003	76	125
Solar	541	538	663	620	74	53
Energy transition	351	382	270	268	38	37
Corporate	—	—	—	—	(99)	(108)
Attributable to unitholders	7,978	7,013	8,152	8,356	294	268
Non-controlling interests and other[2]					(163)	(149)
Segment reallocation[3]					—	(33)
Brookfield’s interest					$131	$86
1.Proportionate to BEP; see “Proportionate basis generation” in Glossary of Terms beginning on page 58.
2.Includes incentive distributions paid to Brookfield of $24 million (2021 – $20 million) as the general partner of BEP.
3.Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP in the table above.
BEP’s FFO for the second quarter of 2022 was $294 million, our share was $131 million compared to $86 million in the prior year quarter. Generation for the quarter totaled 7,978 GWh, relatively consistent with the long-term average (“LTA”)1 and a 14% increase compared to the prior year quarter. Key variances for our operations are described on the following page.

1.See definition in Glossary of Terms beginning on page 58.
36    BROOKFIELD ASSET MANAGEMENT

Hydroelectric
FFO in the current quarter increased by $44 million relative to the prior year quarter. The increase is mainly attributable to:
•benefits from strong pricing and favorable hydrology conditions across North America; and
•higher generation and average pricing from our Colombian operation driven by inflation indexation and recontracting initiatives.
Wind
FFO in the current quarter decreased by $49 million relative to the prior year quarter, as a result of the absence of a $48 million gain recognized on the sale of certain development assets in the prior period. Excluding this gain, FFO was consistent compared to the prior year quarter.
Solar
FFO in the current quarter increased by $21 million relative to the prior year quarter primarily due to higher market prices and newly commissioned facilities.
Energy Transition
FFO from our energy transition operation was consistent with the prior year quarter.
Corporate
The corporate FFO deficit decreased by $9 million due to reduced management fees as a result of the lower market capitalization of BEP.
ii.Energy Contracts
During the quarter, we purchased 949 GWh (2021 – 727 GWh) from BEP at $72 per MWh (2021 – $77 per MWh) and sold the purchased generation at an average selling price of $51 per MWh (2021 – $36 per MWh). As a result, we incurred an FFO deficit of $23 million compared to a deficit of $31 million in the prior year quarter.
iii.Realized Disposition Gains
Disposition gains of $14 million for the quarter are attributable to the sale of our Brazil hydroelectric portfolio and solar assets in Asia.
Disposition gains of $33 million for the prior year quarter relate to the sale of our wind portfolio in Ireland.
COMMON EQUITY
Common equity in our Renewable Power and Transition segment decreased to $5.0 billion as at June 30, 2022 from $5.3 billion as at December 31, 2021, as contributions from FFO were more than offset by the decline in most foreign exchange rates relative to the U.S. dollar. Our Renewable Power and Transition PP&E is revalued annually, and therefore, common equity in this segment is typically not affected by revaluation items during the first three quarters of the year. For further information, refer to our Revaluation Method for PP&E within Part 5 – Accounting Policies and Internal Controls.

Q2 2022 INTERIM REPORT    37

INFRASTRUCTURE
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Infrastructure[1]	i	$3,737	$2,713	$123	$89	$2,564	$2,696
Sustainable resources and other	ii	24	143	2	7	217	326
Realized disposition gains	iii	—	—	120	221	—	—
		$3,761	$2,856	$245	$317	$2,781	$3,022
1.Brookfield’s interest consists of 193.6 million redemption-exchange units, 0.4 million limited partnership units, 2.4 million general partnership units of BIP LP, as well as 13.0 million Class A shares in Brookfield Infrastructure Corporation (“BIPC”), together representing an economic interest of 27% of BIP.
Revenues and FFO, excluding realized disposition gains, increased by $905 million and $29 million, respectively, compared to the prior year quarter. The increases were primarily as a result of contributions from recent acquisitions as well as organic growth across our operations.
i.Brookfield Infrastructure
The following table disaggregates BIP’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2022	2021
Utilities	$188	$190
Transport	199	173
Midstream	170	60
Data	60	60
Corporate	(104)	(89)
Attributable to unitholders	513	394
Non-controlling interests and other[1]	(386)	(296)
Segment reallocation[2]	(4)	(9)
Brookfield’s interest	$123	$89
1.Includes incentive distributions paid to Brookfield of $60 million (2021 – $50 million) as the general partner of BIP.
2.Segment reallocation refers to certain items, net of NCI, included in BIP’s FFO that we reclassify. This allows us to present FFO attributable to unitholders on the same basis as BIP in the table above.
BIP’s FFO for the second quarter of 2022 was $513 million, our share was $123 million compared to $89 million in the prior year quarter. Key variances for our operations are described below and on the following page.
Utilities
FFO in our utilities operations of $188 million was consistent compared to the prior period.
38    BROOKFIELD ASSET MANAGEMENT

Transport
FFO from our transport operations of $199 million was $26 million higher than the prior year quarter. The increase is mainly attributable to:
•benefits from inflationary tariff increases across our transport operations;
•higher storage revenue at our North American and U.K. ports due to supply chain congestion; and
•strong performance at our U.S. LNG export terminal due to continued strength in prices; partially offset by
•the absence of contributions associated with the sale of our Chilean toll road operation in the fourth quarter of 2021.
Midstream
FFO in our midstream operations of $170 million was $110 million higher than the prior year quarter. The increase is primarily due to:
•contributions from our acquisition of IPL in the second half of 2021; and
•elevated commodity prices and increased utilization.
Data
FFO from our data operations of $60 million was consistent compared to the prior period.
Corporate
The Corporate FFO deficit of $104 million increased by $15 million from the prior year quarter, largely attributable to higher base management fees from a higher market capitalization of BIP.
ii.Sustainable Resources and Other
FFO at our sustainable resources and other operations decreased by $5 million relative to the prior period, caused by the sale of the portfolio since the prior year quarter.
iii.Realized Disposition Gains
Disposition gains of $120 million in the quarter related to the sales of our North American port operation and a sustainable resources portfolio in Brazil.
The prior period disposition gains of $221 million primarily relate to the sale of our district energy operation in Canada and our portfolio of smart meters in the U.K.
COMMON EQUITY
Common equity in our Infrastructure segment was $2.8 billion as at June 30, 2022 (December 31, 2021 – $3.0 billion). The contributions from earnings were more than offset by distributions to unitholders and the impact of foreign currency translation.
This equity is primarily our investment in PP&E and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered as intangible assets under IFRS, and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power and Transition segments, where a larger portion of the balance sheet is subject to revaluation.
Q2 2022 INTERIM REPORT    39

PRIVATE EQUITY
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Business Partners[1]	i	$14,637	$11,261	$211	$79	$2,768	$2,803
Other investments	ii	61	1	22	15	852	762
Realized disposition gains	iii	—	—	31	243	—	—
		$14,698	$11,262	$264	$337	$3,620	$3,565
1.Brookfield’s interest in BBU consists of 69.7 million redemption-exchange units, 24.8 million limited partnership units, eight general partnership units, as well as 47.2 million Class A shares in Brookfield Business Corporation (“BBUC”), together representing an economic interest of 65% of BBU.
Revenues generated from our Private Equity segment increased by $3.4 billion, as a result of higher prices and volumes at our road fuels operation, as well as contributions from the recent acquisitions in the first half of 2022. These increases were partially offset by the partial sale of a stake in our graphite electrode operation in 2021.
FFO decreased by $73 million due to the disposition gains of $243 million in the prior period. Excluding realized disposition gains, FFO increased by $139 million, mainly due to newly acquired operations, and continued strong performance at our residential mortgage insurer operation.
i.Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2022	2021
Business services	$151	$93
Infrastructure services	124	72
Industrials	101	216
Corporate	(34)	(25)
Attributable to unitholders	342	356
Performance fees	—	(79)
Non-controlling interests	(119)	(104)
Segment reallocation and other[1]	(12)	(94)
Brookfield’s interest	$211	$79
1.Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.
BBU generated $342 million of FFO compared to $356 million in the prior year quarter, our share was $211 million compared to $79 million in the prior year quarter. Key variances for our operations are described on the following page.

1.See definition in Glossary of Terms beginning on page 58.
40    BROOKFIELD ASSET MANAGEMENT

Business Services
Business services’ FFO included a gain of $19 million related to the sale of a financial asset. Excluding the disposition gain, FFO increased by $39 million, compared to the prior year quarter. Contributing factors include:
•strong business performance at our residential mortgage insurer operation as a result of continued lower mortgage default rates and higher premiums earned due to the resilient Canadian housing market; and
•increased contributions from our road fuels operation driven by higher volumes and prices.
Infrastructure Services
Within our infrastructure services operations, we generated $124 million of FFO, an increase of $52 million compared to prior year quarter, largely driven by:
•contributions from the acquisitions of our modular building leasing services and lottery service operations in the fourth quarter of 2021 and second quarter of 2022, respectively; and
•strong business performance at our offshore oil services operation due to higher oil price and production volumes.
Industrials
Industrials’ FFO in the prior period included a gain of $148 million related to the partial sell-down of our stake in our graphite electrode operation. Excluding this gain, FFO increased by $33 million to $101 million primarily due to:
•contributions from the acquisition of our engineered components manufacturer in the fourth quarter of 2021; and
•increased contributions from our natural gas production operation; partially offset by
•lower contributions from our automotive aftermarket parts remanufacturer operation.
Corporate
The Corporate FFO deficit increased by $9 million due to increased interest expense driven by higher borrowings.
ii.Other Investments
FFO from other investments increased by $7 million to $22 million mainly related to the acquisition of our roofing products manufacturer during the quarter.
iii.Realized Disposition Gains
Realized disposition gains of $31 million in the quarter is attributable to the partial sale of our interests in public equity holdings.
Realized disposition gains were $243 million in the prior year quarter, primarily due to the partial sales of our interests in West Fraser and our graphite electrode operation.
COMMON EQUITY
Common equity in our Private Equity segment was $3.6 billion as at June 30, 2022 (December 31, 2021 – $3.6 billion), which was consistent with year end. The depreciable assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.
Q2 2022 INTERIM REPORT    41

REAL ESTATE
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment. We have provided additional detail, where referenced, to explain significant movements from the prior period. We present the operating results of our Real Estate segment, which include our investment in BPY and in other directly held real estate investments, within three sub-segments. The sub-segments are based on our strategy to maintain an irreplaceable portfolio of trophy mixed-use precincts in global gateway cities (“Core”), maximize returns through a development or buy-fix-sell strategy (“Transitional and Development”), or recycle capital from our private funds (“LP Investments”). We also separately manage certain corporate activities for these underlying investments.

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2022	2021	2022	2021	2022	2021
Brookfield Property Group[1]	i	$2,765	$2,234	$220	$154	$31,542	$32,004
Realized disposition gains	ii	—	—	3	35	—	—
		$2,765	$2,234	$223	$189	$31,542	$32,004
1.See “Economic ownership interest” in the Glossary of Terms beginning on page 58.
Revenues and FFO from our Real Estate business increased by $531 million and $34 million, respectively, compared to the prior period. Excluding realized disposition gains, FFO increased by $66 million. These increases were primarily due to a step up in ownership following the privatization of BPY during the third quarter of 2021, as well as higher earnings from our retail portfolios within our Core operations and our hospitality assets within our LP Investments, resulting from the continued economic recovery. These increases were partially offset by higher management fee expenses.
i.    Brookfield Property Group
The following table disaggregates BPG’s FFO by business line to facilitate analysis of the quarter-over-quarter variances:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2022	2021
Core	$129	$145
Transitional and Development	126	160
LP Investments	84	39
Corporate	(108)	(108)
Attributable to BPG	231	236
Non-controlling interests	—	(67)
Segment reallocation and other[1]	(11)	(15)
Brookfield’s interest	$220	$154
1.Reflects preferred dividend distributions as well as fee-related earnings, net carried interest and associated asset management expenses not included in FFO reclassified to the Asset Management segment.
BPG’s FFO for the second quarter of 2022 was $220 million compared to $154 million in the prior year quarter. Key variances for our operations are described on the following page.

42    BROOKFIELD ASSET MANAGEMENT

Core
FFO of $129 million was $16 million lower than the prior year quarter. The main contributors are:
•the absence of incremental income from condominium sales recognized in the prior year quarter; partially offset by
•growth in same-property NOI within our retail and office portfolios.
Transitional and Development
FFO of $126 million was $34 million lower than the prior period mainly attributable to:
•the absence of a one-time distribution from a retail asset in the prior period; partially offset by
•increased contributions and growth in same-property NOI within our retail portfolios.
LP Investments
FFO of $84 million was $45 million higher than the prior year quarter due to benefits from the re-opening of our hospitality assets as pandemic-related restrictions and closures were lifted compared to the prior year quarter.
Corporate
Corporate expenses within our Real Estate segment of $108 million, which include interest expense, management fees and other costs, remained consistent compared to the prior year quarter.
ii.    Realized Disposition Gains
Realized disposition gains in the current quarter and prior year quarter of $3 million and $35 million, respectively, mainly relate to the sales of investment properties within our LP Investments portfolio.
COMMON EQUITY
Common equity in our Real Estate segment decreased to $31.5 billion as at June 30, 2022 compared to $32.0 billion as at December 31, 2021. The decrease is mainly attributable to contributions from FFO and valuation gains, partially offset by the aforementioned dispositions as well as distributions.
Q2 2022 INTERIM REPORT    43

RESIDENTIAL DEVELOPMENT
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2022	2021	2022	2021	2022	2021
North America	$434	$526	$80	$31	$1,480	$1,892
Brazil and other	125	83	20	11	597	500
	$559	$609	$100	$42	$2,077	$2,392
North America
FFO from our North American operations increased by $49 million to $80 million. The increase is largely driven by the sale of two land parcels, higher average sales prices for homes and increased rental income.
As at June 30, 2022, we had 69 active housing communities (June 30, 2021 – 79) and 17 active land communities (June 30, 2021 – 17).
Brazil and Other
FFO at our Brazilian and other operations increased compared to the prior period, mainly due to sales of additional units.
Our Brazilian operations started 2022 with 26 projects under construction and as of June 30, 2022, we have 23 projects under construction.
COMMON EQUITY
Common equity was $2.1 billion as at June 30, 2022 (June 30, 2021 – $2.4 billion) and consists largely of residential development inventory which is carried at the lower of cost and market value, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in common equity is primarily attributable to dividends received from our North America operation as a result of strong business performance.
44    BROOKFIELD ASSET MANAGEMENT

CORPORATE ACTIVITIES
SUMMARY OF OPERATING RESULTS
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	Revenues		FFO		Common Equity
	2022	2021	2022	2021	2022	2021
Corporate cash and financial assets, net	$(7)	$25	$(31)	$20	$2,680	$3,522
Corporate borrowings	—	—	(124)	(106)	(12,054)	(10,875)
Preferred equity[1,2]	—	—	—	—	(4,375)	(4,375)
Insurance solutions	—	64	46	3	3,868	988
Other corporate investments	—	(1)	2	10	1,031	1,099
Corporate costs and taxes/ net working capital	—	—	(50)	(38)	679	699
Realized disposition gains	—	—	29	50	—	—
	$(7)	$88	$(128)	$(61)	$(8,171)	$(8,942)
1.FFO excludes preferred share distributions of $39 million (2021 – $41 million).
2.Includes $230 million of perpetual subordinated notes issued in November 2020 by a wholly owned subsidiary of Brookfield, included within non-controlling interest.
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at June 30, 2022, our portfolio of corporate cash and financial assets included $1.8 billion of cash and cash equivalents (December 31, 2021 – $1.9 billion). The decrease from December 31, 2021 is largely attributable to cash deployed to fund BAMR’s acquisition of American National, dividends paid to shareholders, funding of capital calls, and the repurchase of 9.0 million Class A shares; partially offset by $2.4 billion of distributable earnings and the issuance of commercial paper.
Our corporate cash and financial assets generated FFO deficit of $31 million compared to FFO income of $20 million in the prior year quarter primarily due to losses on our financial asset portfolio in the current quarter.
Corporate borrowings are generally issued with fixed interest rates. Some of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the foreign exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $124 million FFO deficit reported through corporate borrowings reflects the interest expense on all of our corporate borrowings. The increase from the prior year quarter was primarily attributable to corporate debt issuances during the last twelve months.
Preferred equity does not revalue under IFRS and the total outstanding shares remain unchanged from year end.
We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Our share of FFO contributions in our insurance solutions business increased primarily due to BAMR’s close of the acquisition of American National during the quarter.
Other corporate investments include our share of the corporate cash and financial assets of Oaktree. The decrease in FFO from the prior year quarter is primarily due to lower returns on Oaktree’s balance sheet investments.
Q2 2022 INTERIM REPORT    45

Corporate costs, taxes and net working capital were collectively in an asset position of $679 million as at June 30, 2022, consistent with the prior year balance of $699 million. Included within this balance are net deferred income tax assets of $1.6 billion (December 31, 2021 – $1.8 billion). The FFO deficit of $50 million includes corporate costs and cash taxes, which were higher compared to the prior year quarter due to a higher tax expense.
Disposition gains of $29 million were primarily due to the partial sale of a financial asset.

46    BROOKFIELD ASSET MANAGEMENT

PART 4
CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Corporate Capitalization1 – reflects the amount of debt held in the Corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and excludes draws on revolving credit facilities and the issuance of short-term commercial paper. At June 30, 2022, our corporate capitalization was $63.5 billion (December 31, 2021 – $62.9 billion) with a debt to capitalization of 17% (December 31, 2021 – 16%).
Consolidated Capitalization1 – reflects the aggregate capitalization of wholly owned, partially owned, and managed entities that we consolidate in our financial statements. At June 30, 2022, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests. Much of the borrowings issued within our managed entities are included in our consolidated balance sheet notwithstanding that virtually none of this debt has any recourse to the Corporation.
The following table presents our capitalization on a corporate and consolidated basis:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)		Corporate		Consolidated
	Ref.	2022	2021	2022	2021
Corporate borrowings	i	$12,054	$10,875	$12,054	$10,875
Non-recourse borrowings
Subsidiary borrowings	i	—	—	14,919	13,049
Property-specific borrowings	i	—	—	172,666	152,008
		12,054	10,875	199,639	175,932
Accounts payable and other		4,991	5,104	51,134	52,546
Deferred income tax liabilities		399	299	20,737	20,328
Subsidiary equity obligations		—	—	4,788	4,308
Liabilities associated with assets classified as held for sale		—	—	1,556	3,148
Equity
Non-controlling interests		230	230	88,215	88,386
Preferred equity	ii	4,145	4,145	4,145	4,145
Common equity	iii	41,652	42,210	41,652	42,210
		46,027	46,585	134,012	134,741
Total capitalization		$63,471	$62,863	$411,866	$391,003

Debt to capitalization[1]	17%	16%	48%	45%

1.See definition in Glossary of Terms beginning on page 58.
Q2 2022 INTERIM REPORT    47

i.    Borrowings
Corporate Borrowings

AS AT JUN. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2022	2021	2022	2021	2022	2021
Term debt	4.1%	4.2%	13	13	$10,820	$10,039
Commercial paper	2.2%	0.4%	<1	<1	1,315	462
Revolving facilities	n/a	1.1%	n/a	4	—	450
Deferred financing costs	n/a	n/a	n/a	n/a	(81)	(76)
Total					$12,054	$10,875

As at June 30, 2022, corporate borrowings included term debt of $10.8 billion (December 31, 2021 – $10.0 billion) which had an average term to maturity of 13 years (December 31, 2021 – 13 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from 2024 to 2080. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is mainly driven by the issuance of $400 million 2052 green notes and a $400 million re-opening of our 2028 notes in the first quarter of 2022.
We had $1.3 billion of commercial paper outstanding and revolving facility draws outstanding as at June 30, 2022 (December 31, 2021 – $912 million). As at June 30, 2022, $58 million of the facilities were utilized for letters of credit (December 31, 2021 – $61 million).
Subsidiary Borrowings
We endeavor to capitalize our principal affiliates to enable continuous access to debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation. Subsidiary borrowings include perpetual affiliates’ recourse term debt and credit facility draws. These borrowings have no recourse to the Corporation.

AS AT JUN. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2022	2021	2022	2021	2022	2021
Renewable power and transition	3.2%	3.9%	10	12	$2,548	$2,147
Infrastructure	3.7%	3.2%	11	10	3,489	2,719
Private equity	4.3%	2.6%	5	4	1,981	1,619
Real estate	3.8%	3.1%	4	4	4,802	4,782
Residential development	5.6%	5.3%	6	7	2,099	1,782
Total	4.0%	3.5%	7	7	$14,919	$13,049

48    BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the relevant perpetual affiliate.

AS AT JUN. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Average Rate		Average Term (Years)		Consolidated
	2022	2021	2022	2021	2022	2021
Renewable power and transition	4.7%	4.5%	10	10	$22,040	$19,893
Infrastructure	5.5%	4.3%	7	7	28,691	28,515
Private equity	4.9%	4.7%	4	5	40,308	27,894
Real estate	4.2%	3.6%	3	3	80,875	74,978
Residential development	4.8%	4.4%	2	2	752	728
Total	4.7%	4.0%	5	5	$172,666	$152,008
Property-specific borrowings have increased by $20.7 billion since December 31, 2021, which is largely attributable to acquisitions in our real estate and private equity operations.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate exposure to fixed rates.
As at June 30, 2022, 70% of our share of debt outstanding, including the effect of swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Fixed Rate				Floating Rate
	2022		2021		2022		2021
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	3.9%	$12,054	4.2%	$10,875	—%	$—	—%	$—
Subsidiary borrowings	4.3%	8,815	4.0%	8,619	3.6%	6,104	2.4%	4,430
Property-specific borrowings	5.1%	65,117	4.8%	58,392	4.3%	107,549	3.6%	93,616
Total	4.8%	$85,986	4.7%	$77,886	4.3%	$113,653	3.5%	$98,046
Non-controlling interests
Non-controlling interests decreased in the second quarter of 2022 primarily as a result of losses from foreign currency translation recorded in comprehensive income. This was partially offset by non-controlling equity interest assumed from recent acquisitions.
Q2 2022 INTERIM REPORT    49

ii.    Preferred Equity
Preferred equity represents permanent non-participating preferred shares that provide leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 ($ MILLIONS)	Term	Average Rate		Amount
		2022	2021	2022	2021
Fixed rate-reset	Perpetual	4.3%	4.1%	$2,901	$2,901
Fixed rate	Perpetual	4.8%	4.8%	739	739
Floating rate	Perpetual	3.6%	2.3%	505	505
Total		4.3%	4.0%	$4,145	$4,145
Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at June 30, 2022 was 279 basis points.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding Class A and Class B shares during the periods are as follows:

AS AT AND FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Outstanding at beginning of period	1,566.3	1,510.0	1,568.8	1,510.7
Issued (repurchased)
Issuances	0.1	—	0.1	—
Repurchases	(5.1)	(4.2)	(9.0)	(6.7)
Long-term share ownership plans[1]	0.6	0.8	1.9	2.6
Dividend reinvestment plan and others	—	0.1	0.1	0.1
Outstanding at end of period	1,561.9	1,506.7	1,561.9	1,506.7
Unexercised options and other share-based plans[1] and exchangeable shares of affiliate	76.2	80.7	76.2	80.7
Total diluted shares at end of period	1,638.1	1,587.4	1,638.1	1,587.4
1.Includes management share option plan and restricted stock plan.
The company holds 77.1 million Class A shares (June 30, 2021 – 69.9 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 16.1 million (June 30, 2021 – 21.3 million) shares issuable in respect of these plans based on the market value of the Class A shares at June 30, 2022 and June 30, 2021, resulting in a net reduction of 61.0 million (June 30, 2021 – 48.6 million) diluted shares outstanding.
During the second quarter of 2022, 0.5 million options were exercised, of which 0.1 million were issued on a net-settled basis, respectively, resulting in the cancellation of 0.4 million vested options.
The cash value of unexercised options was $1.4 billion as at June 30, 2022 (June 30, 2021 – $1.3 billion) based on the proceeds that would be paid on exercise of the options.
As of August 12, 2022, the Corporation had outstanding 1,561,671,137 Class A shares and 85,120 Class B shares. Refer to Note 12 of the consolidated financial statements for additional information on equity.
50    BROOKFIELD ASSET MANAGEMENT

LIQUIDITY
CORPORATE LIQUIDITY
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:
•cash and financial assets, net of other associated liabilities; and
•undrawn committed credit facilities.
We further assess overall liquidity inclusive of our perpetual affiliates BEP, BIP, BBU, BPG, BAMR and Oaktree because of their role in funding acquisitions both directly and through our managed funds. On a group basis, we had $37 billion of core liquidity, including liquidity from corporate and perpetual affiliates, and $111 billion of total liquidity, including third-party commitments available for drawdown in our private funds, as at June 30, 2022.
CAPITAL REQUIREMENTS
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement are our debt maturities and there are no corporate debt maturities until March 2024 when approximately $1.1 billion is due. Periodically, we will fund acquisitions and seed new investment strategies.
At the perpetual affiliate level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or perpetual affiliates that we manage. We endeavor to structure these entities so that they are self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our perpetual affiliates. In the case of our transition, infrastructure, private equity and real estate funds, these commitments are expected to be funded by BEP, BIP, BBU, BPG and BAM. On January 31, 2019, the Corporation committed $2.75 billion to our third flagship real estate fund alongside BPG’s $1 billion commitment. As of June 30, 2022, the Corporation has funded $1.8 billion of our commitment. On May 26, 2021, the Corporation committed $2.5 billion to our fourth flagship real estate fund and has not funded any amount associated with this commitment. On August 3, 2020, the Corporation committed $750 million to our latest opportunistic credit fund. As of June 30, 2022, the Corporation has funded $337.5 million of our commitment. In the case of perpetual affiliates, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels. We refer to this as sustaining capital expenditures. The sustaining capital expenditure programs are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.

Q2 2022 INTERIM REPORT    51

CORE AND TOTAL LIQUIDITY
The following table presents core liquidity of the Corporation, perpetual affiliates and managed funds:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Corporate	Real Estate	Renewable Power and Transition	Infrastructure	Private Equity	Credit and Other[1]	Total 2022	Total 2021
Cash and financial assets, net	$2,680	$98	$673	$439	$326	$23,768	$27,984	$6,233
Undrawn committed credit facilities	2,532	1,356	2,037	1,580	319	1,028	8,852	8,778
Core liquidity[2]	5,212	1,454	2,710	2,019	645	24,796	36,836	15,011
Uncalled private fund commitments	—	25,013	14,167	6,356	12,536	15,783	73,855	77,079
Total liquidity[2]	$5,212	$26,467	$16,877	$8,375	$13,181	$40,579	$110,691	$92,090
1.Includes $23 billion of liquidity held through our insurance portfolio.
2.See definition in Glossary of Terms beginning on page 58.

As at June 30, 2022, the Corporation’s core liquidity was $5.2 billion, consisting of $2.7 billion in cash and financial assets and $2.5 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support the activities of our perpetual affiliates and private funds, funding strategic transactions as well as seeding new investment products.
The Corporation has the ability to raise additional liquidity through the issuance of securities and the sale of holdings of listed investments within our perpetual affiliates and other investments on page 54. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
During the second quarter of 2022, we generated $1.2 billion of distributable earnings, inclusive of:
•$525 million fee-related earnings;
•$612 million of distributions from our perpetual affiliates and other principal investments, and yield earned on corporate cash and financial assets; and
•realizations, including $48 million of net realized carried interest and $129 million of disposition gains from principal investments; partially offset by
•corporate costs, interest expense, and preferred share dividends, net of equity-based compensation costs, of $174 million.
The Corporation paid $219 million in cash dividends on its common equity during the quarter ended June 30, 2022 (2021 – $196 million). The Corporation paid $538 million in non-cash dividends in kind as part of the BAMR spin-out during the quarter ended June 30, 2021.

52    BROOKFIELD ASSET MANAGEMENT

The following table presents distributable earnings generated by the Corporation:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Fee revenues	$993	$890	$1,958	$1,691
Direct costs	(433)	(369)	(859)	(723)
	560	521	1,099	968
Amounts attributable to non-Brookfield shareholders	(35)	(38)	(73)	(72)
Fee-related earnings[1]	525	483	1,026	896

Perpetual affiliates	548	421	1,081	810
Corporate cash and financial assets	(31)	20	(6)	93
Other principal investments	95	33	146	59
Distributions from investments	612	474	1,221	962

Insurance solutions operating earnings	46	3	59	4

Corporate borrowings	(124)	(106)	(241)	(214)
Corporate costs and taxes	(50)	(38)	(106)	(82)
	(174)	(144)	(347)	(296)
Preferred share dividends[2]	(39)	(41)	(79)	(80)
Add back: equity-based compensation costs	39	27	76	56
	(174)	(158)	(350)	(320)
Distributable earnings before realizations	1,009	802	1,956	1,542

Realizations
Realized carried interest, net[3]	48	205	176	428
Disposition gains from principal investments	129	225	236	1,769
Distributable earnings	$1,186	$1,232	$2,368	$3,739
1.Includes $66 million for the three months ended June 30, 2022 (2021 – $63 million), and $126 million for the six months ended June 30, 2022 (2021 - $117 million) of fee-related earnings from Oaktree at our share.
2.Includes $2 million (2021 – $3 million) of dividends paid on perpetual subordinated notes.
3.Includes our share of Oaktree’s distributable earnings attributable to realized carried interest.

Q2 2022 INTERIM REPORT    53

The following table shows the quoted market value of the company’s listed securities and annual cash distributions of the company’s invested capital based on current distribution policies for each entity:

AS AT JUN. 30, 2022 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Current Distributions (Current Rate)[3]	YTD Distributions (Actual)
Distributions from investments
Perpetual affiliates
Brookfield Renewable[4]	48%	312.0	$1.28	$10,895	$399	$200
Brookfield Infrastructure [5]	27%	209.4	1.44	8,058	302	150
Brookfield Business Partners[6]	65%	141.7	0.25	3,089	35	15
Brookfield Property Group[7]	100%	n/a	n/a	n/a	1,483	716
					2,219	1,081
Corporate cash and financial assets[8,9]	various	various	various	2,680	214	(6)
Other investments[10]	various	various	various	various	2	1
Total					$2,435	$1,076
1.Based on current distribution policies.
2.Quoted value represents the value of Brookfield owned units as at market close on June 30, 2022.
3.Distributions (current rate) are calculated by multiplying units held as at June 30, 2022 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 58.
4.Brookfield owned units represent the combined units held in BEP and BEPC.
5.Brookfield owned units represent the combined units held in BIP and BIPC.
6.Brookfield owned units represent the combined units held in BBU and BBUC.
7.BPG’s distributions include $16 million of preferred share dividends received by the Corporation for the three months ended (2021 – nominal amounts) and $32 million for the six months ended June 30, 2022 (2021 – nominal amounts).
8.Includes cash and cash equivalents and financial assets net of deposits.
9.YTD distributions relate to a decrease in valuations of our corporate cash and financial assets portfolio.
10.Other includes cash distributions from our listed investment within our Private Equity segment.
54    BROOKFIELD ASSET MANAGEMENT

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2022	2021	2022	2021
Operating activities	$3,128	$1,533	$3,598	$3,364
Financing activities	13,104	(2,306)	14,257	81
Investing activities	(15,547)	1,270	(18,219)	(2,889)
Change in cash and cash equivalents	$685	$497	$(364)	$556
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash inflow from operating activities totaled $3.1 billion in the second quarter of 2022, a $1.6 billion increase from the second quarter of 2021. Excluding the net change in non-cash working capital, cash flow from operating activities increased by $646 million versus the prior year period mainly as a result of the same-store growth across our business and contributions from subsidiaries acquired, net of disposals, during the last 12 months.
Financing Activities
Net cash inflows from financing activities totaled $13.1 billion in the second quarter of 2022 versus outflows of $2.3 billion in the prior year period, and primarily related to:
•non-recourse borrowings arranged by our subsidiaries, net of repayments, of $12.2 billion;
•capital provided from non-controlling interests, net of capital repaid, of $3.0 billion; and
•non-recourse credit facilities drawn, net, of $1.4 billion related to short-term borrowings backed by private fund commitments; partially offset by
•distributions to non-controlling interests and shareholders of $3.0 billion.
Investing Activities
Net cash outflows from investing activities were $15.5 billion in the second quarter of 2022 versus inflows of $1.3 billion in the prior year quarter, and mainly related to:
•acquisitions of subsidiaries, net of dispositions, of $9.0 billion primarily associated with acquisitions in our Private Equity segment;
•acquisitions of financial assets and other, net of dispositions, of $2.0 billion mainly as a result of investments in debt and equity securities across our operating segments as well as financial assets associated with managing currency risk;
•acquisitions of investment properties, net of dispositions, of $1.9 billion; and
•additions to PP&E, net of dispositions, of $1.5 billion.
Refer to Note 4 Acquisitions of Consolidated Entities and Note 8 Equity Accounted Investments in the consolidated financial statements for further details.
Q2 2022 INTERIM REPORT    55

PART 5
ACCOUNTING POLICIES AND INTERNAL
CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
OVERVIEW
We are a publicly held Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of the consolidated financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics in Note 9 of the unaudited June 30, 2022 Consolidated Financial Statements and below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2021 consolidated financial statements.
CONSOLIDATED FINANCIAL INFORMATION
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we: (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 – Review of Consolidated Financial Results for additional information.
i.Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. These valuations are updated at each balance sheet date with gains or losses recognized in net income.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long term, with our office assets within our Core and Transitional and Development portfolios having a combined 88% occupancy level and an average 8 year lease life, while our retail assets within our Core and Transitional and Development portfolios have a combined occupancy rate of 94%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of
56    BROOKFIELD ASSET MANAGEMENT

the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. In the current year, 46 of our properties were externally appraised, representing a gross property value of $20 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs, discount rates and terminal capitalization rates. The key valuation metrics of our real estate assets as of June 30, 2022 and December 31, 2021 are summarized below.

	Core		Transitional and Development		LP Investments		Weighted Average
AS AT JUN. 30, 2022 AND DEC. 31, 2021	2022	2021	2022	2021	2022	2021	2022	2021
Discount rate	5.9%	5.9%	7.4%	7.3%	9.0%	9.1%	7.7%	7.7%
Terminal capitalization rate	4.6%	4.6%	5.9%	5.8%	6.1%	5.9%	5.6%	5.5%
Investment horizon (years)	11	11	10	10	14	13	12	12
The following table presents the impact on the fair value of our consolidated investment properties as at June 30, 2022 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate. These amounts represent the effect on all consolidated investment property assets within the consolidated financial statements of BAM on a pre-tax basis, including amounts attributed to non-controlling interests in our perpetual affiliates and private fund investments. The amounts attributable to shareholders may be significantly less than shown depending on ownership levels in the individual assets.

AS AT JUN. 30, 2022 (MILLIONS)	Fair Value	Sensitivity
Core	$19,365	$1,198
Transitional and Development	28,823	1,248
LP Investments	57,353	2,179
Other investment properties	1,411	51
Total	$106,952	$4,676
ii.Revaluation Method for PP&E
PP&E is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of PP&E are set out in Note 10, Property, Plant and Equipment in our December 31, 2021 audited consolidated financial statements. Our PP&E are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2021. Refer to Note 10 for further information.
MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Internal Control Over Financial Reporting
No change in our internal control over financial reporting occurred during the quarter ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have not experienced any material impact to our internal controls over financial reporting due to the global pandemic. We are continually monitoring and assessing our internal controls to minimize the impact of the global pandemic on their design and operating effectiveness.
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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
REFERENCES
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and perpetual affiliates as investors.
We use asset manager to refer to our Asset Management segment which offers a variety of investment products to our investors:
•We have over 40 active funds across major asset classes: renewable power and transition, infrastructure, private equity and real estate. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.
•We refer to BEP, BEPC, BIP, BIPC, BBU, BBUC and BPG, as our perpetual affiliates.
•We refer to our public securities group as liquid strategies. This group manages fee-bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.
Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

• American National – American National Group	• BPG – Brookfield Property Group
• BAMR – Brookfield Asset Management Reinsurance Partners Ltd.	• BPY – Brookfield Property Partners L.P.
• BSREP III – Brookfield Strategic Real Estate Partners III
• BBU – Brookfield Business Partners L.P.	• BSREP IV – Brookfield Strategic Real Estate Partners IV
• BBUC – Brookfield Business Corporation	• GrafTech – GrafTech International Ltd.
• BEP – Brookfield Renewable Partners L.P.	• IPL – Inter Pipeline Ltd.
• BEPC – Brookfield Renewable Corporation	• Oaktree – Oaktree Capital Management
• BIP – Brookfield Infrastructure Partners L.P.	• West Fraser – West Fraser Timber Co.
• BIPC – Brookfield Infrastructure Corporation
PERFORMANCE MEASURES
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.
58    BROOKFIELD ASSET MANAGEMENT

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee-bearing capital and are accrued quarterly. Base management fees, including private fund base fees and perpetual affiliate base fees, are IFRS measures.
Private fund base fees are typically earned on fee-bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Perpetual affiliate base fees are earned on the total capitalization or net asset value of our perpetual affiliates, which includes our investment. Base fees for BEP include a quarterly fixed fee amount of $5 million, with additional fees of 1.25% on the increase in capitalization above their initial capitalization of $8 billion. Base fees for BIP and BBU are 1.25% of total capitalization. Base fees for BPG are 1.05% of net asset value, excluding its interests in private funds and investments which were held directly by Brookfield prior to the BPY privatization. Perpetual affiliate capitalization as at June 30, 2022, was as follows: BEP/BEPC – $26.8 billion; BIP/BIPC – $33.7 billion; BBU/BBUC – $7.3 billion; and BPG – $21.8 billion.
Carried interest is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to “clawback” until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes. A reconciliation of realized carried interest to realized carried interest, net, is shown below:

FOR THE THREE MONTHS ENDED JUN. 30 (MILLIONS)	2022	2021
Realized carried interest[1]	$99	$335
Less: direct costs associated with realized carried interest	(40)	(109)
	59	226
Less: realized carried interest not attributable to BAM	(11)	(21)
Realized carried interest, net	$48	$205
1.Includes $58 million of realized carried interest related to Oaktree (2021 – $113 million). For segment reporting, Oaktree’s revenue is shown on a 100% basis.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.

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A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT JUN. 30 (MILLIONS)	2022	2021
Carry eligible capital[1]	$117,373	$87,669
Less:
Uncalled private fund commitments	(41,810)	(26,501)
Co-investments and other	(8,219)	(6,806)
Funds not yet at target preferred return	(17,569)	(10,416)
Adjusted carry eligible capital	$49,775	$43,946
1.Excludes carry eligible capital related to Oaktree.
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several other businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, perpetual affiliates and directly held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Debt to capitalization is determined as the aggregate of corporate borrowings and non-recourse borrowings divided by total capitalization. Draws on revolving facilities and commercial paper issuances are excluded from the debt to capitalization ratios as they are not permanent sources of capital.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to an estimated 8% on the ending balance as of the end of the current year. Distributions on our unlisted investments are calculated based on the distributions received in the most recent fiscal year.
Distributable earnings is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e., fee-related earnings and realized carried interest, net); distributions from our perpetual affiliates, other investments that pay regular cash distributions and FFO from our corporate cash and financial assets; other invested capital earnings, which include FFO from our insurance solutions business, residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; excluding equity-based compensation costs and net of preferred share dividend payments.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our
60    BROOKFIELD ASSET MANAGEMENT

redemption right, which the listed partnership can satisfy through the issuance of Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee-bearing capital represents the capital committed, pledged or invested in the perpetual affiliates, private funds and liquid strategies that we manage which entitles us to earn fee revenues. Fee-bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts, we utilize the following definitions:
•Inflows include capital commitments and contributions to our private and liquid strategies funds and equity issuances in our perpetual affiliates.
•Outflows represent distributions and redemptions of capital from within the liquid strategies capital.
•Distributions represent quarterly distributions from perpetual affiliates as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.
•Market valuation includes gains (losses) on portfolio investments, perpetual affiliates and liquid strategies based on market prices.
•Other includes changes in net non-recourse leverage included in the determination of perpetual affiliate capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee-related earnings is a non-IFRS measure and is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities. See below for a table which reconciles fee-related earnings and total FFO to net income, the most comparable IFRS measure.
Fee revenues is a non-IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation. The following table reconciles fee revenues to revenue, the most comparable IFRS measure:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Revenue	$23,256	$18,286	$45,138	$34,696
Add: revenues from Oaktree	290	263	568	516
Add: Inter-segment and other revenues	568	536	1,150	1,007
Less: external revenues from consolidated subsidiaries of other segments	(23,121)	(18,195)	(44,898)	(34,528)
Fee Revenues	$993	$890	$1,958	$1,691
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure.
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The following table reconciles total FFO, fee-related earnings, and distributable earnings to net income:

	Three Months Ended		Six Months Ended
	Total		Total
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2022	2021	2022	2021
Net income	$1,475	$2,429	$4,435	$6,205
Financial statement components not included in FFO:
Equity accounted fair value changes and other non-FFO items[1]	535	328	761	616
Fair value changes	397	(377)	(1,383)	(2,471)
Depreciation and amortization	1,886	1,571	3,697	3,081
Deferred income taxes	(189)	301	236	490
Realized disposition gains recorded as fair value changes or equity	152	488	520	2,212
Non-controlling interest in FFO[2]	(2,857)	(3,140)	(5,270)	(5,712)
Total FFO	1,399	1,600	2,996	4,421
Less: total disposition gains	(197)	(582)	(553)	(2,403)
Less: net invested capital FFO	(629)	(330)	(1,241)	(694)
Less: realized carried interest, net	(48)	(205)	(176)	(428)
Fee-related earnings	525	483	1,026	896
Distributions from investments	612	474	1,221	962
Corporate activities	(174)	(144)	(347)	(296)
Insurance solutions operating earnings	46	3	59	4
Preferred share dividends	(39)	(41)	(79)	(80)
Add back: equity-based compensation costs	39	27	76	56
Distributable earnings before realizations	1,009	802	1,956	1,542
Realized carried interest, net	48	205	176	428
Disposition gains from principal investments	129	225	236	1,769
Distributable earnings	$1,186	$1,232	$2,368	$3,739
1.Other non-FFO items correspond to amounts that are not directly related to revenue earning activities and are not normal or recurring items necessary for business operations. In addition, this adjustment is to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, we are able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to Brookfield.
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
62    BROOKFIELD ASSET MANAGEMENT

Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure and is determined by contractual arrangements; incentive distributions are paid to us by BEP and BIP and represent a portion of distributions paid by perpetual affiliates above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT JUN. 30, 2022	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure (BIP)[3]	$1.44	$0.49	/	$0.53	15% / 25%
Brookfield Renewable (BEP)[4]	1.28	0.80	/	0.90	15% / 25%
1.Current rate based on most recently announced distribution rates.
2.Incentive distributions equate to 18% and 33% of limited partner distribution increases over the first and second hurdles, respectively.
3.Incentive distributions from Brookfield Infrastructure are earned on distributions made by BIP and BIPC.
4.Incentive distributions from Brookfield Renewable are earned on distributions made by BEP and BEPC.
Invested capital consists of investments in our perpetual affiliates, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power and Transition segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and BBUC and on certain liquid strategies portfolios. BBU and BBUC performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within liquid strategies funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power and Transition segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
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Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.
Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the year:

AS AT JUN. 30 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]	Current Carried Interest[4]
2022
Real Estate	$18,040	1.6x	20%	25%
Infrastructure	24,012	1.5x	20%	20%
Private Equity	7,723	1.8x	20%	16%
	$49,775
2021
Real Estate	$17,233	1.3x	20%	20%
Infrastructure	22,058	1.5x	20%	18%
Private Equity	4,655	2.2x	20%	16%
	$43,946
1.Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.
2.Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90-1.50% and our opportunistic and private equity funds pay fees of 1.50-2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.
3.Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.
4.When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.
The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest
(MILLIONS)	Jun. 30, 2022	Mar.31, 2022	Change	Jun. 30, 2021	Mar. 31, 2021	Change
Real Estate	$2,504	$2,400	$104	$1,193	$1,011	$182
Infrastructure	2,585	2,337	248	1,825	1,731	94
Private Equity	944	1,044	(100)	879	715	164
Credit and other	1,664	1,615	49	1,432	1,210	222
Accumulated unrealized carried interest	7,697	7,396	301	5,329	4,667	662
Less: associated expenses[1]	(2,298)	(2,234)	(64)	(1,823)	(1,588)	(235)
Accumulated unrealized carried interest, net	$5,399	$5,162	$237	3,506	$3,079	$427
1.Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30-35% of carried interest generated.
64    BROOKFIELD ASSET MANAGEMENT

Consolidated Financial Statements
CONSOLIDATED BALANCE SHEETS

(UNAUDITED) AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Note	2022	2021
Assets
Cash and cash equivalents	5	$12,205	$12,694
Other financial assets	5,6	23,102	16,546
Accounts receivable and other	5,6	26,563	21,760
Inventory	6	12,870	11,415
Assets classified as held for sale	7	10,189	11,958
Equity accounted investments	8	45,248	46,100
Investment properties	9	106,952	100,865
Property, plant and equipment	10	114,219	115,489
Intangible assets		34,750	30,609
Goodwill		22,104	20,227
Deferred income tax assets		3,664	3,340
Total assets		$411,866	$391,003

Liabilities and equity
Corporate borrowings	5,6	$12,054	$10,875
Accounts payable and other	5,6	51,134	52,546
Liabilities associated with assets classified as held for sale	7	1,556	3,148
Non-recourse borrowings of managed entities	5,6	187,585	165,057
Deferred income tax liabilities		20,737	20,328
Subsidiary equity obligations	5	4,788	4,308

Equity
Preferred equity		4,145	4,145
Non-controlling interests		88,215	88,386
Common equity	12	41,652	42,210
Total equity		134,012	134,741
Total liabilities and equity		$411,866	$391,003
Q2 2022 INTERIM REPORT    65

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS, EXCEPT PER SHARE AMOUNTS)		Three Months Ended		Six Months Ended
	Note	2022	2021	2022	2021
Revenues	13	$23,256	$18,286	$45,138	$34,696
Direct costs[1]		(19,841)	(15,565)	(38,536)	(29,262)
Other income and gains		465	1,251	494	1,955
Equity accounted income	8	564	488	1,407	1,156
Expenses
Interest		(2,405)	(1,831)	(4,543)	(3,661)
Corporate costs		(26)	(30)	(59)	(59)
Fair value changes	14	(397)	377	1,383	2,471
Income taxes		(141)	(547)	(849)	(1,091)
Net income		$1,475	$2,429	$4,435	$6,205
Net income attributable to:
Shareholders		$590	$816	$1,949	$2,051
Non-controlling interests		885	1,613	2,486	4,154
		$1,475	$2,429	$4,435	$6,205
Net income per share:
Diluted	12	$0.34	$0.49	$1.16	$1.26
Basic	12	0.35	0.51	1.20	1.29
1.In 2021, our company reclassified depreciation and amortization, which was previously presented as a separate line item, to direct costs. Direct costs include $1.9 billion and $3.7 billion of depreciation and amortization expenses for the three and six month periods ended June 30, 2022, respectively. Prior period amounts were adjusted to reflect this change, which resulted in an increase to direct costs by $1.6 billion and $3.1 billion for the three and six month periods ended June 30, 2021, respectively, with equal and offsetting decreases to depreciation and amortization. This reclassification had no impact on revenues, net income, or basic and diluted earnings per share.
66    BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2022	2021	2022	2021
Net income		$1,475	$2,429	$4,435	$6,205
Other comprehensive (loss) income
Items that may be reclassified to net income
Financial contracts and power sale agreements		312	(102)	830	289
Marketable securities		(496)	26	(612)	131
Equity accounted investments	8	(339)	22	(308)	81
Foreign currency translation		(2,721)	1,559	(1,287)	(86)
Income taxes		(137)	21	(163)	—
		(3,381)	1,526	(1,540)	415
Items that will not be reclassified to net income
Revaluation of property, plant and equipment	10	53	(153)	76	(381)
Revaluation of pension obligations		21	13	39	48
Equity accounted investments	8	(256)	—	(244)	—
Marketable securities		(191)	206	(322)	515
Income taxes		11	(188)	9	(220)
		(362)	(122)	(442)	(38)
Other comprehensive (loss) income		(3,743)	1,404	(1,982)	377
Comprehensive (loss) income		$(2,268)	$3,833	$2,453	$6,582
Attributable to:
Shareholders
Net income		$590	$816	$1,949	$2,051
Other comprehensive (loss) income		(1,632)	508	(1,250)	230
Comprehensive (loss) income		$(1,042)	$1,324	$699	$2,281

Non-controlling interests
Net income		$885	$1,613	$2,486	$4,154
Other comprehensive (loss) income		(2,111)	896	(732)	147
Comprehensive (loss) income		$(1,226)	$2,509	$1,754	$4,301
Q2 2022 INTERIM REPORT    67

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2022	$10,538	$334	$18,601	$6,150	$8,285	$(1,940)	$1,431	$43,399	$4,145	$88,889	$136,433
Changes in period:
Net income	—	—	590	—	—	—	—	590	—	885	1,475
Other comprehensive (loss) income	—	—	—	—	—	(874)	(758)	(1,632)	—	(2,111)	(3,743)
Comprehensive income (loss)	—	—	590	—	—	(874)	(758)	(1,042)	—	(1,226)	(2,268)
Shareholder distributions
Common equity	—	—	(219)	—	—	—	—	(219)	—	—	(219)
Preferred equity	—	—	(37)	—	—	—	—	(37)	—	—	(37)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,736)	(2,736)
Other items
Equity redemptions, net of issuances	(12)	(2)	(203)	—	—	—	—	(217)	—	3,045	2,828
Share-based compensation	—	19	(52)	—	—	—	—	(33)	—	—	(33)
Ownership changes	—	—	72	(213)	(15)	4	(47)	(199)	—	243	44
Total change in period	(12)	17	151	(213)	(15)	(870)	(805)	(1,747)	—	(674)	(2,421)
Balance as at June 30, 2022	$10,526	$351	$18,752	$5,937	$8,270	$(2,810)	$626	$41,652	$4,145	$88,215	$134,012
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE THREE MONTHS ENDED JUN. 30 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at March 31, 2021	$7,392	$289	$16,093	$3,558	$7,159	$(2,467)	$929	$32,953	$4,145	$88,836	$125,934
Changes in period:
Net income	—	—	816	—	—	—	—	816	—	1,613	2,429
Other comprehensive (loss) income	—	—	—	—	(35)	468	75	508	—	896	1,404
Comprehensive income (loss)	—	—	816	—	(35)	468	75	1,324	—	2,509	3,833
Shareholder distributions
Common equity	—	—	(734)	—	—	—	—	(734)	—	—	(734)
Preferred equity	—	—	(38)	—	—	—	—	(38)	—	—	(38)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(2,823)	(2,823)
Other items
Equity issuances, net of redemptions	(7)	(3)	(208)	—	—	—	—	(218)	—	(125)	(343)
Share-based compensation	—	16	3	—	—	—	—	19	—	—	19
Ownership changes	—	—	236	37	(338)	120	8	63	—	26	89
Total change in period	(7)	13	75	37	(373)	588	83	416	—	(413)	3
Balance as at June 30, 2021	$7,385	$302	$16,168	$3,595	$6,786	$(1,879)	$1,012	$33,369	$4,145	$88,423	$125,937
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

68    BROOKFIELD ASSET MANAGEMENT

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2021	$10,538	$320	$17,705	$6,243	$8,281	$(2,287)	$1,410	$42,210	$4,145	$88,386	$134,741
Changes in period:
Net income	—	—	1,949	—	—	—	—	1,949	—	2,486	4,435
Other comprehensive (loss) income	—	—	—	—	—	(527)	(723)	(1,250)	—	(732)	(1,982)
Comprehensive income (loss)	—	—	1,949	—	—	(527)	(723)	699	—	1,754	2,453
Shareholder distributions
Common equity	—	—	(439)	—	—	—	—	(439)	—	—	(439)
Preferred equity	—	—	(74)	—	—	—	—	(74)	—	—	(74)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,728)	(5,728)
Other items
Equity issuances, net of redemptions	(12)	(7)	(390)	—	—	—	—	(409)	—	1,744	1,335
Share-based compensation	—	38	(71)	—	—	—	—	(33)	—	—	(33)
Ownership changes	—	—	72	(306)	(11)	4	(61)	(302)	—	2,059	1,757
Total change in period	(12)	31	1,047	(306)	(11)	(523)	(784)	(558)	—	(171)	(729)
Balance as at June 30, 2022	$10,526	$351	$18,752	$5,937	$8,270	$(2,810)	$626	$41,652	$4,145	$88,215	$134,012
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

					Accumulated Other Comprehensive Income (Loss)
(UNAUDITED) AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Total Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2020	$7,368	$285	$15,178	$2,691	$7,530	$(2,133)	$774	$31,693	$4,145	$86,804	$122,642
Changes in period:
Net income	—	—	2,051	—	—	—	—	2,051	—	4,154	6,205
Other comprehensive (loss) income	—	—	—	—	(116)	93	253	230	—	147	377
Comprehensive income (loss)	—	—	2,051	—	(116)	93	253	2,281	—	4,301	6,582
Shareholder distributions
Common equity	—	—	(930)	—	—	—	—	(930)	—	—	(930)
Preferred equity	—	—	(75)	—	—	—	—	(75)	—	—	(75)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(5,350)	(5,350)
Other items
Equity issuances, net of redemptions	17	(17)	(288)	—	—	—	—	(288)	—	2,791	2,503
Share-based compensation	—	34	(4)	—	—	—	—	30	—	—	30
Ownership changes	—	—	236	904	(628)	161	(15)	658	—	(123)	535
Total change in period	17	17	990	904	(744)	254	238	1,676	—	1,619	3,295
Balance as at June 30, 2021	$7,385	$302	$16,168	$3,595	$6,786	$(1,879)	$1,012	$33,369	$4,145	$88,423	$125,937
1.Includes gains or losses on changes in ownership interests of consolidated subsidiaries.
2.Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

Q2 2022 INTERIM REPORT    69

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 (MILLIONS)		Three Months Ended		Six Months Ended
	Note	2022	2021	2022	2021
Operating activities
Net income		$1,475	$2,429	$4,435	$6,205
Other income and gains		(465)	(1,251)	(494)	(1,955)
Share of undistributed equity accounted earnings		150	8	(439)	(265)
Fair value changes	14	397	(377)	(1,383)	(2,471)
Depreciation and amortization		1,886	1,571	3,697	3,081
Deferred income taxes		(189)	301	236	490
Sales of (investments in) residential inventory		36	(37)	(117)	(67)
Net change in non-cash working capital balances		(162)	(1,111)	(2,337)	(1,654)
		3,128	1,533	3,598	3,364
Financing activities
Corporate borrowings arranged		—	497	828	497
Corporate borrowings repaid		—	(526)	—	(526)
Commercial paper and bank borrowings, net		958	—	402	—
Non-recourse borrowings arranged		28,089	13,859	42,393	22,826
Non-recourse borrowings repaid		(15,910)	(10,827)	(25,760)	(19,489)
Non-recourse credit facilities, net		1,354	(1,564)	2,900	674
Subsidiary equity obligations issued		—	—	57	—
Subsidiary equity obligations redeemed		—	(242)	(229)	(248)
Deposits from related parties		37	802	37	802
Deposits provided to related parties		—	—	(35)	—
Capital provided from non-controlling interests		3,788	3,831	5,485	7,460
Capital repaid to non-controlling interests		(743)	(3,956)	(3,741)	(4,669)
Repayment of lease liabilities		(208)	(356)	(361)	(584)
Settlement of deferred consideration		(1,037)	—	(1,037)	—
Common shares issued		5	2	9	15
Common shares repurchased		(237)	(231)	(450)	(322)
Distributions to non-controlling interests		(2,736)	(2,823)	(5,728)	(5,350)
Distributions to shareholders		(256)	(772)	(513)	(1,005)
		13,104	(2,306)	14,257	81
Investing activities
Acquisitions
Investment properties		(2,944)	(2,274)	(4,435)	(4,489)
Property, plant and equipment		(1,660)	(1,259)	(3,248)	(2,939)
Equity accounted investments		(1,917)	(801)	(2,645)	(1,188)
Financial assets and other		(19,594)	(7,906)	(37,061)	(15,958)
Acquisition of subsidiaries		(9,383)	(1,043)	(10,184)	(2,773)
Dispositions
Investment properties		1,030	1,668	1,592	3,600
Property, plant and equipment		129	70	209	83
Equity accounted investments		886	815	1,255	1,174
Financial assets and other		17,573	7,240	34,990	15,526
Disposition of subsidiaries		417	3,332	2,397	3,692
Restricted cash and deposits		(84)	1,428	(1,089)	383
		(15,547)	1,270	(18,219)	(2,889)
Cash and cash equivalents
Change in cash and cash equivalents		685	497	(364)	556
Net change in cash classified within assets held for sale		(14)	18	—	(28)
Foreign exchange revaluation		(282)	118	(125)	(2)
Balance, beginning of period		11,816	9,826	12,694	9,933
Balance, end of period		$12,205	$10,459	$12,205	$10,459
70    BROOKFIELD ASSET MANAGEMENT

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1.    ORGANIZATION AND CAPITAL MANAGEMENT
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on renewable power and transition, infrastructure, private equity, real estate and credit. The Corporation is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.
Capital Management
The company utilizes the Corporation’s Capital to manage the business in a number of ways, including operating performance, value creation, credit metrics and capital efficiency. The performance of the Corporation’s Capital is closely tracked and monitored by the company’s key management personnel and evaluated relative to management’s objectives. The primary goal of the company is to earn a 12-15% return compounded over the long term while always maintaining excess capital to support ongoing operations.
The Corporation’s Capital consists of the capital invested in its asset management activities, including investments in entities that it manages, its corporate investments that are held outside of managed entities and its net working capital. The Corporation’s Capital is funded with common equity, preferred equity and corporate borrowings issued by the Corporation.
As at June 30, 2022, the Corporation’s Capital totaled $58.1 billion (December 31, 2021 – $57.5 billion), and is computed as follows:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
Cash and cash equivalents	$1,606	$1,197
Other financial assets	6,353	3,430
Common equity in managed investments	45,069	46,248
Other assets and liabilities of the Corporation	5,053	6,585
Corporation’s Capital	$58,081	$57,460
Corporation’s Capital is comprised of the following:
Common equity	$41,652	$42,210
Preferred shares	4,145	4,145
Non-controlling interest	230	230
Corporate borrowings	12,054	10,875
	$58,081	$57,460
The Corporation generates returns on its capital through management fees and performance revenues earned as an asset manager, as well as distributions or dividends earned from its capital invested in managed entities, and through performance of the Corporation’s financial asset investments. Prudent levels of corporate borrowings and preferred equity are utilized to enhance returns to shareholders’ common equity.
Q2 2022 INTERIM REPORT    71

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at June 30, 2022 is as follows:

AS AT JUN. 30, 2022 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,606	$10,599	$—	$12,205
Other financial assets	6,353	16,749	—	23,102
Accounts receivable and other[1]	1,494	25,175	(106)	26,563
Inventory	2	12,868	—	12,870
Assets classified as held for sale	—	10,189	—	10,189
Equity accounted investments	6,554	38,694	—	45,248
Investment properties	25	106,927	—	106,952
Property, plant and equipment	224	113,995	—	114,219
Intangible assets	208	34,542	—	34,750
Goodwill	355	21,749	—	22,104
Deferred income tax assets	2,028	1,636	—	3,664
Accounts payable and other[1]	(4,991)	(46,249)	106	(51,134)
Liabilities associated with assets classified as held for sale	—	(1,556)	—	(1,556)
Deferred income tax liabilities	(399)	(20,338)	—	(20,737)
Subsidiary equity obligations	(447)	(4,341)	—	(4,788)
Total	13,012	320,639	—	333,651
Common equity in managed investments[2]	45,069	—	(45,069)	—
Corporation’s Capital	58,081	320,639	(45,069)	333,651
Less:
Corporate borrowings	12,054	—	—	12,054
Non-recourse borrowings of managed entities	—	187,585	—	187,585
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	87,985	—	88,215
Common equity	$41,652	$45,069	$(45,069)	$41,652
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $106 million and $106 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Common equity in managed investments is a measure routinely evaluated by our company’s key management personnel and represents the net equity in our consolidated financial statements outside of our corporate and asset management segments, excluding non-controlling interests. This measure is equal to the sum of the common equity in our Renewable Power and Transition, Infrastructure, Private Equity, Real Estate and Residential Development operating segments.

72    BROOKFIELD ASSET MANAGEMENT

A reconciliation of the Corporation’s Capital to the company’s consolidated balance sheet as at December 31, 2021 is as follows:

AS AT DEC. 31, 2021 (MILLIONS)	The Corporation	Managed Investments	Elimination[1]	Total Consolidated
Cash and cash equivalents	$1,197	$11,497	$—	$12,694
Other financial assets	3,430	13,116	—	16,546
Accounts receivable and other[1]	2,697	19,694	(631)	21,760
Inventory	2	11,413	—	11,415
Assets classified as held for sale	—	11,958	—	11,958
Equity accounted investments	6,553	39,547	—	46,100
Investment properties	16	100,849	—	100,865
Property, plant and equipment	215	115,274	—	115,489
Intangible assets	215	30,394	—	30,609
Goodwill	361	19,866	—	20,227
Deferred income tax assets	2,064	1,276	—	3,340
Accounts payable and other[1]	(5,104)	(48,073)	631	(52,546)
Liabilities associated with assets classified as held for sale	—	(3,148)	—	(3,148)
Deferred income tax liabilities	(299)	(20,029)	—	(20,328)
Subsidiary equity obligations	(135)	(4,173)	—	(4,308)
Total	11,212	299,461	—	310,673
Common equity in managed investments[2]	46,248	—	(46,248)	—
Corporation’s Capital	57,460	299,461	(46,248)	310,673
Less:
Corporate borrowings	10,875	—	—	10,875
Non-recourse borrowings of managed entities	—	165,057	—	165,057
Amounts attributable to preferred equity	4,145	—	—	4,145
Amounts attributable to non-controlling interests	230	88,156	—	88,386
Common equity	$42,210	$46,248	$(46,248)	$42,210
1.Contains the gross up of intercompany balances, including accounts receivable and other, and accounts payable and other of $631 million and $631 million, respectively, between entities within the Corporation and its managed investments.
2.Represents the value of the Corporation’s managed investments.
Q2 2022 INTERIM REPORT    73

2.    SIGNIFICANT ACCOUNTING POLICIES
a)Statement of Compliance
The consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2021.
The consolidated financial statements should be read in conjunction with the most recently issued Annual Report of the company which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies were presented in Note 2 of the Consolidated Financial Statements for the fiscal year ended December 31, 2021 that were included in that report.
The consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary for fair statement of results for the interim periods in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB.
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. The consolidated financial statements were authorized for issuance by the Board of Directors of the company on August 10, 2022.
b)    Estimates
The preparation of the interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the company’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Significant Accounting Policies, to the company’s consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of the interim financial statements as of and for the three and six months ended June 30, 2022.
c)    Recently Adopted Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022. The new standards were applied as follows:
i.    Amendments to IFRS 3 – Business Combinations (“IFRS 3”) - Reference to Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), or IFRIC 21, Levies (“IFRIC 21”), if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments apply to annual reporting periods beginning on or after January 1, 2022.
The adoption did not have a significant impact on our company’s financial reporting.
d)    Future Changes in Accounting Standards
i.    Insurance Contracts
In May 2017, the IASB published IFRS 17, Insurance Contracts (“IFRS 17”), which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts. IFRS 17 will replace IFRS 4, Insurance Contracts, and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. IFRS 17 requires insurance contract liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts.
The company is currently assessing the impact of IFRS 17 on its operations.
ii.    Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023.
The company is currently assessing the impact of these amendments.
74    BROOKFIELD ASSET MANAGEMENT

3.    SEGMENTED INFORMATION
a)    Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance using funds from operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:
The Corporation:
i.Asset Management business include managing our long-term private funds, perpetual strategies and liquid strategies on behalf of our investors and ourselves, as well as our share of the asset management activities of Oaktree Capital Management (“Oaktree”). We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest.
ii.Corporate Activities include the investment of cash and financial assets, our share of the investment in our insurance solutions business, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.
Managed investments:
i.Renewable Power and Transition business includes the ownership, operation and development of hydroelectric, wind, solar and energy transition power generating assets.
ii.Infrastructure business includes the ownership, operation and development of utilities, transport, midstream, data and sustainable resource assets.
iii.Private Equity business includes a broad range of industries, and is mostly focused on business services, infrastructure services and industrials.
iv.Real Estate business includes the ownership, operation and development of core investments, transitional and development investments, and our share of LP investments, which sit within our private funds.
v.Residential Development business consists of homebuilding, condominium development and land development.
b)    Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our Asset Management segment includes fees, net of the associated costs, that we earn from managing capital in our perpetual affiliates, private funds and liquid strategies accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets
Q2 2022 INTERIM REPORT    75

typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO differs from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.
Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expenses recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its Corporate Activities segment, such as information technology and internal audit, pursuant to formal policies.
c)    Reportable Segment Measures

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$135	$64	$1,340	$3,759	$14,642	$2,757	$559	$23,256
Inter-segment and other revenues[1]	957	(71)	—	2	56	8	—	952	i
Segmented revenues	1,092	(7)	1,340	3,761	14,698	2,765	559	24,208
FFO from equity accounted investments[1]	87	49	38	463	161	227	74	1,099	ii
Interest expense	—	(126)	(275)	(476)	(574)	(932)	(22)	(2,405)	iii
Current income taxes	—	(24)	(31)	(183)	(76)	(5)	(11)	(330)	iv
FFO[1]	573	(128)	122	245	264	223	100	1,399	v
Common equity	4,754	(8,171)	5,049	2,781	3,620	31,542	2,077	41,652
Equity accounted investments	4,351	2,202	2,062	10,298	3,341	22,584	410	45,248
Additions to non-current assets[2]	—	706	845	1,639	9,224	5,704	38	18,156
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 64%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2022, $347 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
76    BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$91	$94	$1,279	$2,853	$11,134	$2,226	$609	$18,286
Inter-segment and other revenues[1]	1,134	(6)	—	3	128	8	—	1,267	i
Segmented revenues	1,225	88	1,279	2,856	11,262	2,234	609	19,553
FFO from equity accounted investments[1]	74	8	52	401	86	182	13	816	ii
Interest expense	—	(100)	(223)	(372)	(362)	(757)	(17)	(1,831)	iii
Current income taxes	—	(10)	(22)	(93)	(119)	—	(2)	(246)	iv
FFO[1]	688	(61)	88	317	337	189	42	1,600	v
Common equity	4,905	(8,942)	5,264	3,022	3,565	32,004	2,392	42,210
Equity accounted investments	4,496	2,056	1,801	9,569	2,945	24,829	404	46,100
Additions to non-current assets[2]	—	797	300	514	410	6,462	67	8,550
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the three months ended June 30, 2021, $376 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$240	$102	$2,586	$7,245	$28,066	$5,744	$1,155	$45,138
Inter-segment and other revenues[1]	2,120	(70)	—	3	128	15	—	2,196	i
Segmented revenues	2,360	32	2,586	7,248	28,194	5,759	1,155	47,334
FFO from equity accounted investments[1]	212	72	136	923	290	452	83	2,168	ii
Interest expense	—	(243)	(524)	(894)	(1,039)	(1,801)	(42)	(4,543)	iii
Current income taxes	—	(47)	(73)	(307)	(155)	(12)	(19)	(613)	iv
FFO[1]	1,202	(234)	192	360	483	821	172	2,996	v
Additions to non-current assets[2]	—	855	2,257	2,989	9,904	13,540	113	29,658
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 64%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2022, $851 million of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Segments	Note
External revenues	$168	$180	$2,368	$5,616	$20,846	$4,320	$1,198	$34,696
Inter-segment and other revenues[1]	2,539	(7)	—	4	283	16	—	2,835	i
Segmented revenues	2,707	173	2,368	5,620	21,129	4,336	1,198	37,531
FFO from equity accounted investments[1]	311	23	77	828	173	335	25	1,772	ii
Interest expense	—	(208)	(436)	(734)	(725)	(1,524)	(34)	(3,661)	iii
Current income taxes	—	(24)	(38)	(190)	(312)	(32)	(5)	(601)	iv
FFO[1]	1,324	(94)	911	447	1,329	439	65	4,421	v
Additions to non-current assets[2]	—	860	3,248	1,342	2,461	9,652	77	17,640
1.We equity account for our investment in Oaktree and include our share of the FFO and FFO from equity accounted investments at 62%. However, for segment reporting, Oaktree’s revenue is shown on a 100% basis. For the six months ended June 30, 2021, $1.3 billion of Oaktree’s revenues was included in our Asset Management segment revenue.
2.Includes additions to equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the three months ended June 30, 2022, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $957 million (2021 – $1.1 billion), revenues earned on construction projects between consolidated entities totaling $53 million (2021 – $127 million), and other revenues totaling a net loss of $58 million (2021 – income of $6 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
Q2 2022 INTERIM REPORT    77

For the six months ended June 30, 2022, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities and asset management revenues earned by Oaktree totaling $2.1 billion (2021 – $2.5 billion), revenues earned on construction projects between consolidated entities totaling $124 million (2021 – $279 million), and other revenues totaling a net loss of $48 million (2021 – income of $17 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.
ii.FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2022	2021	2022	2021
Consolidated equity accounted income	$564	$488	$1,407	$1,156
Non-FFO items from equity accounted investments[1]	535	328	761	616
FFO from equity accounted investments	$1,099	$816	$2,168	$1,772
1.Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.
iii.Interest Expense
For the three months ended June 30, 2022, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $3 million (2021 – $11 million) that is eliminated on consolidation, along with the associated revenue.
For the six months ended June 30, 2022, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $5 million (2021 – $18 million) that is eliminated on consolidation, along with the associated revenue.
iv.Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current and deferred income taxes:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2022	2021	2022	2021
Current income tax expense	$(330)	$(246)	$(613)	$(601)
Deferred income tax recovery (expense)	189	(301)	(236)	(490)
Income tax expense	$(141)	$(547)	$(849)	$(1,091)
v.Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

		Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Note	2022	2021	2022	2021
Net income		$1,475	$2,429	$4,435	$6,205
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		535	328	761	616
Fair value changes		397	(377)	(1,383)	(2,471)
Depreciation and amortization		1,886	1,571	3,697	3,081
Deferred income taxes		(189)	301	236	490
Realized disposition gains in fair value changes or equity	vi	152	488	520	2,212
Non-controlling interests in FFO		(2,857)	(3,140)	(5,270)	(5,712)
Total FFO		$1,399	$1,600	$2,996	$4,421

78    BROOKFIELD ASSET MANAGEMENT

vi.    Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $152 million for the three months ended June 30, 2022 (2021 – $488 million), of which $170 million relates to prior periods (2021 – $491 million), $nil has been recorded directly in equity as changes in ownership (2021 – $nil) and a loss of $18 million has been recorded in fair value changes (2021 – $3 million).
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $520 million for the six months ended June 30, 2022 (2021 – $2.2 billion), of which $361 million relates to prior periods (2021 – $1.4 billion), $nil has been recorded directly in equity as changes in ownership (2021 – $751 million) and a gain of $159 million has been recorded in fair value changes (2021 – $20 million).
d)    Geographic Allocation
The company’s revenues by location of operations are as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2022	2021	2022	2021
U.S.	$5,441	$4,294	$11,015	$9,023
Canada	2,903	1,793	5,433	3,289
U.K.	6,877	5,385	12,862	9,532
Brazil	1,341	934	2,553	1,699
Europe	2,740	2,162	5,521	3,902
Australia	1,538	1,547	2,999	2,922
India	697	615	1,375	1,202
Colombia	527	467	1,064	928
Other Asia	689	626	1,411	1,307
Other	503	463	905	892
	$23,256	$18,286	$45,138	$34,696
The company’s consolidated assets by location are as follows:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
U.S.	$178,847	$172,952
Canada	54,683	52,989
U.K.	37,963	36,740
Brazil	23,947	22,052
Europe	37,644	32,065
Australia	27,446	20,767
India	20,296	20,935
Colombia	10,701	11,065
Other Asia	12,562	12,866
Other	7,777	8,572
	$411,866	$391,003
Q2 2022 INTERIM REPORT    79

4.    ACQUISITIONS OF CONSOLIDATED ENTITIES
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the six months ended June 30, 2022. No material changes were made to provisional allocations.

AS AT JUN. 30, 2022 (MILLIONS)	Real Estate	Renewable Power and Transition	Private Equity	Infrastructure and Other	Total
Cash and cash equivalents	$424	$27	$294	$4	$749
Accounts receivable and other	209	146	5,190	11	5,556
Inventory	—	29	311	—	340
Equity accounted investments	—	—	338	—	338
Investment properties	6,788	—	—	—	6,788
Property, plant and equipment	43	713	663	34	1,453
Intangible assets	—	—	5,651	72	5,723
Goodwill	242	264	2,124	103	2,733
Deferred income tax assets	—	1	43	—	44
Total assets	7,706	1,180	14,614	224	23,724
Less:
Accounts payable and other	(286)	(105)	(737)	(28)	(1,156)
Non-recourse borrowings	(2,174)	(53)	(4,542)	(15)	(6,784)
Deferred income tax liabilities	(419)	(68)	(670)	(17)	(1,174)
Non-controlling interests[1]	(1,720)	—	(1)	(64)	(1,785)
	(4,599)	(226)	(5,950)	(124)	(10,899)
Net assets acquired	$3,107	$954	$8,664	$100	$12,825

Consideration[2]	$3,107	$954	$8,664	$100	$12,825
1.Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition.
2.Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
During the six months ended June 30, 2022, Brookfield acquired $23.7 billion of total assets as well as assumed $10.9 billion of total liabilities and non-controlling interests in equity through business combinations. Total consideration transferred for the business combinations was $12.8 billion. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.
Brookfield recorded $637 million of revenue and $38 million of net loss in 2022 from the acquired operations as a result of the acquisitions made during the first six months. If the acquisitions had occurred at the beginning of the year, they would have contributed $1.8 billion and $11 million to total revenues and net income, respectively.
Real Estate
A subsidiary of the company, alongside institutional partners, acquired a 95% interest in a German office portfolio. The transaction was acquired in stages and was accounted for as a business combination as of the date in which control was attained on January 11, 2022. The total consideration paid for the portfolio was $2.0 billion, comprising of $188 million of debt raised on closing, and an existing 46% interest valued at $1.8 billion. Goodwill of $238 million was recognized. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $132 million and $53 million, respectively.

On June 15, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a real estate investment trust comprised of primarily office properties in Ireland. The total consideration paid for the business was $1.1 billion, comprising of $754 million of debt proceeds and $360 million of equity. Goodwill of $3 million was recognized. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $32 million and $14 million, respectively.

80    BROOKFIELD ASSET MANAGEMENT

Renewable Power and Transition
On January 24, 2022, a subsidiary of the company, alongside institutional partners, completed the acquisition of 100% of a utility scale development business in the U.S. The total consideration paid for the business was $702 million, with $125 million of additional incentive payments to be paid contingent upon certain milestones being achieved. Goodwill of $178 million was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $2 million and $20 million, respectively.
Private Equity
On April 4, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in a lottery services operation. Total consideration was $5.8 billion, comprising $2.5 billion of equity, $3.3 billion of debt and $29 million of contingent consideration payable to the former shareholder if certain performance targets are met. Goodwill of $1.1 billion was recognized. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $518 million and $76 million, respectively.
On May 31, 2022, a subsidiary of the company, alongside institutional partners, acquired a 100% interest in an Australian residential mortgage lender, for total consideration of $1.1 billion, inclusive of $17 million of non-cash consideration and $40 million of contingent consideration payable to the former shareholder if certain performance targets are met. Goodwill of $375 million was recognized. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $165 million and $49 million, respectively.

Q2 2022 INTERIM REPORT    81

5.    RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
a)    Risk Management
The company’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. We use financial instruments primarily to manage these risks.
There have been no material changes to the company’s financial risk exposure or risk management activities since December 31, 2021. Please refer to Note 26 of the December 31, 2021 audited consolidated financial statements for a detailed description of the company’s financial risk exposure and risk management activities.
b)    Financial Instruments
The following tables list the company’s financial instruments by their carrying value and fair value as at June 30, 2022 and December 31, 2021:

	2022		2021
AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$12,205	$12,205	$12,694	$12,694
Other financial assets
Government bonds	1,655	1,655	2,020	2,020
Corporate bonds	2,134	2,134	2,521	2,521
Fixed income securities and other	5,877	5,877	3,241	3,241
Common shares and warrants	5,901	5,901	5,927	5,927
Loans and notes receivable	7,535	7,535	2,837	2,837
	23,102	23,102	16,546	16,546
Accounts receivable and other	19,240	19,240	15,318	15,318
	$54,547	$54,547	$44,558	$44,558
Financial liabilities
Corporate borrowings	$12,054	$11,652	$10,875	$11,993
Non-recourse borrowings of managed entities
Property-specific borrowings	172,666	171,382	152,008	153,844
Subsidiary borrowings	14,919	14,124	13,049	13,415
	187,585	185,506	165,057	167,259
Accounts payable and other	42,846	42,846	43,504	43,504
Subsidiary equity obligations	4,788	4,788	4,308	4,308
	$247,273	$244,792	$223,744	$227,064

82    BROOKFIELD ASSET MANAGEMENT

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2022			2021
AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$16	$1,639	$—	$48	$1,972	$—
Corporate bonds	129	1,653	348	85	2,050	383
Fixed income securities and other	570	2,267	437	762	1,908	451
Common shares and warrants	1,777	2,490	1,634	4,063	548	1,316
Loans and notes receivables	6	—	5	—	—	5
	2,498	8,049	2,424	4,958	6,478	2,155
Accounts receivable and other	31	2,703	28	3	2,265	77
	$2,529	$10,752	$2,452	$4,961	$8,743	$2,232
Financial liabilities
Accounts payable and other	$63	$3,367	$1,322	$29	$4,150	$1,311
Subsidiary equity obligations	—	447	1,244	—	135	1,403
	$63	$3,814	$2,566	$29	$4,285	$2,714
During the three and six months ended June 30, 2022, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2022	Valuation Techniques and Key Inputs
Other financial assets	$8,049	Valuation models based on observable market data
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	2,703 / (3,367)	Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

		Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data
Redeemable fund units (subsidiary equity obligations)	(447)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
Q2 2022 INTERIM REPORT    83

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Jun. 30, 2022	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Corporate bonds	$348	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Fixed income securities and other	437	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares and warrants	1,634	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
		Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	28 / (1,322)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Limited-life funds (subsidiary equity obligations)	(1,244)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the periods months ended June 30, 2022:

	Three Months Ended		Six Months Ended
AS AT AND FOR THE PERIODS ENDED JUN. 30, 2022 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of period	$2,410	$2,738	$2,232	$2,714
Fair value changes in net income	54	50	158	99
Fair value changes in other comprehensive income[1]	9	(44)	(3)	33
Additions, net of disposals	(21)	(178)	65	(280)
Balance, end of period	$2,452	$2,566	$2,452	$2,566
1.Includes foreign currency translation.

84    BROOKFIELD ASSET MANAGEMENT

6.    CURRENT AND NON-CURRENT PORTION OF ACCOUNT BALANCES
a)    Assets

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Other Financial Assets		Accounts Receivable and Other		Inventory
	2022	2021	2022	2021	2022	2021
Current portion	$6,802	$6,963	$19,933	$16,098	$9,253	$8,557
Non-current portion	16,300	9,583	6,630	5,662	3,617	2,858
	$23,102	$16,546	$26,563	$21,760	$12,870	$11,415
b)    Liabilities

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	Accounts Payable and Other		Corporate Borrowings		Non-Recourse Borrowings of Managed Entities
	2022	2021	2022	2021	2022	2021
Current portion[1]	$30,084	$29,136	$1,315	$912	$42,975	$31,879
Non-current portion	21,050	23,410	10,739	9,963	144,610	133,178
	$51,134	$52,546	$12,054	$10,875	$187,585	$165,057
1.Current portion of corporate borrowings includes $1.3 billion (December 31, 2021 – $912 million) of short-term commercial paper and revolving facility draws.

7.    HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale:

AS AT JUN. 30, 2022 (MILLIONS)	Real Estate	Infrastructure	Private Equity	Total
Assets
Cash and cash equivalents	$174	$30	$—	$204
Accounts receivable and other	102	80	2	184
Equity accounted investments	78	140	—	218
Investment properties	8,215	—	—	8,215
Property, plant and equipment	433	3	70	506
Other long-term assets	207	624	—	831
Deferred income tax assets	31	—	—	31
Assets classified as held for sale	$9,240	$877	$72	$10,189
Liabilities
Accounts payable and other	$355	$67	$41	$463
Non-recourse borrowings of managed entities	—	436	—	436
Deferred income tax liabilities	651	6	—	657
Liabilities associated with assets classified as held for sale	$1,006	$509	$41	$1,556
As at June 30, 2022, assets held for sale within our Real Estate segment include eight malls in the U.S., five hospitality assets in the U.S., four office assets in the U.S., a portfolio of student housing assets in the U.K., a mixed-use asset in South Korea, and a multifamily asset in the U.S.
For the six months ended June 30, 2022, we disposed of $7.9 billion and $3.2 billion of assets and liabilities, respectively. The majority of disposals relate to the sales of a triple-net lease portfolio, a hospitality portfolio and four malls in the U.S., and an office asset in the U.K. within our Real Estate segment.
Q2 2022 INTERIM REPORT    85

8.    EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)
Balance, beginning of period	$46,100
Acquisitions through business combinations	338
Disposals, net of additions[1]	(89)
Share of comprehensive income	855
Distributions received	(968)
Return of capital	(325)
Foreign currency translation and other	(663)
Balance, end of period	$45,248
1.Includes assets sold and amounts reclassified to held for sale, as well as changes in accounting basis.
Disposals, net of additions, of $89 million during the period primarily relate to the consolidation of our German office portfolio within our Real Estate segment, which was previously recorded as an equity accounted investment. This was partially offset by the acquisitions of equity accounted investments in AusNet Services Ltd. and a smart meter business in Australia and New Zealand within our Infrastructure segment.
9.    INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)
Fair value, beginning of period	$100,865
Additions	5,881
Acquisitions through business combinations	6,788
Dispositions[1]	(6,551)
Fair value changes	2,413
Foreign currency translation and other	(2,444)
Fair value, end of period[2]	$106,952
1.Includes amounts reclassified to held for sale.
2.Includes $4.1 billion of right-of-use (“ROU”) investment properties (December 31, 2021 – $4.1 billion).
Investment properties include the company’s office, retail, multifamily and other properties, as well as highest and best-use land within the company’s sustainable resources operations. Additions of $5.9 billion primarily relate to the purchases of investment properties within our real estate funds and enhancement of existing assets during the period.
The following table presents our investment properties measured at fair value:

AS AT JUN. 30, 2022 (MILLIONS)
Core	$19,365
Transitional and Development	28,823
LP Investments	57,353
Other investment properties	1,411
$106,952
86    BROOKFIELD ASSET MANAGEMENT

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	•Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	•Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
1.Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.
The company’s investment properties are diversified by asset type, asset class, geography and market. Therefore, there may be mitigating factors in addition to those noted above, such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

AS AT JUN. 30, 2022	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core	5.9%	4.6%	11
Transitional and Development[1]	7.4%	5.9%	10
LP Investments[1]	9.0%	6.1%	14
Other investment properties[2]	7.3%	n/a	n/a
1.The rates presented are for investment properties valued using the discounted cash flow method. These rates exclude multifamily, triple net lease, student housing, manufactured housing and other investment properties valued using the direct capitalization method.
2.Other investment properties include investment properties held in our Infrastructure and Residential Development segments.

Q2 2022 INTERIM REPORT    87

10.    PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Renewable Power and Transition	Infrastructure	Real Estate	Private Equity and Other	Total
Balance, beginning of period	$50,317	$38,655	$10,864	$15,653	$115,489
Additions	932	1,288	491	968	3,679
Acquisitions through business combinations	713	33	43	664	1,453
Dispositions and assets reclassified as held for sale	(102)	(74)	(98)	(182)	(456)
Depreciation expense	(795)	(795)	(262)	(902)	(2,754)
Foreign currency translation and other	(600)	(1,637)	(470)	(485)	(3,192)
Total change	148	(1,185)	(296)	63	(1,270)
Balance, end of period[1]	$50,465	$37,470	$10,568	$15,716	$114,219
1.Our ROU PP&E assets include $392 million (December 31, 2021 – $415 million) in our Renewable Power and Transition segment, $3.7 billion (December 31, 2021 – $4.0 billion) in our Infrastructure segment, $813 million (December 31, 2021 – $905 million) in our Real Estate segment, and $1.7 billion (December 31, 2021 – $1.7 billion) in our Private Equity and other segments, totaling $6.6 billion (December 31, 2021 – $7.0 billion) of ROU assets.

11.    SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) was incorporated on March 31, 2015 under the Business Corporations Act (Ontario) and is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued:

•$500 million of 4.25% notes due in 2026 on June 2, 2016;
•$550 million of 4.70% notes due in 2047 on September 14, 2017;
•$350 million of 4.70% notes due in 2047 on January 17, 2018;
•$650 million of 3.90% notes due in 2028 on January 17, 2018;
•$1.0 billion of 4.85% notes due in 2029 on January 29, 2019;
•$600 million of 4.35% notes due in 2030 on April 9, 2020;
•$150 million of 4.35% notes due in 2030 on April 14, 2020;
•$500 million of 3.50% notes due in 2051 on September 28, 2020;
•$400 million of 4.625% subordinated notes due in 2080 on October 16, 2020;
•$500 million of 2.724% notes due in 2031 on April 12, 2021;
•$250 million of 3.50% notes due in 2051 on July 26, 2021;
•$400 million of 3.90% notes due in 2028 on February 4, 2022; and
•$400 million of 3.625% notes due in 2052 on February 4, 2022.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II Inc. (“BFI II”) was incorporated on September 24, 2020 under the Business Corporations Act (Ontario) and is a direct 100% owned subsidiary of the Corporation. Brookfield Finance (Australia) Pty Ltd (“BF AUS”) was incorporated on September 24, 2020 under the Corporations Act 2001 (Commonwealth of Australia) and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance I (UK) PLC (“BF U.K.”) was incorporated on September 25, 2020 under the U.K. Companies Act 2006 and is an indirect 100% owned subsidiary of the Corporation. Brookfield Finance II LLC (“BFL II”) was formed on September 24, 2020 under the Delaware Limited Liability Company Act and is an indirect 100% owned subsidiary of the Corporation. BFL, BFL II, BF AUS and BF U.K. are consolidated subsidiaries of the Corporation that may offer and sell debt securities or, in the case of BFL II, preferred shares representing limited liability company interests. Any debt securities issued by BFL and BF U.K. are, and any debt securities issued by BF AUS and BFI II and any preferred shares representing limited liability company interests issued by BFL II will
88    BROOKFIELD ASSET MANAGEMENT

be, fully and unconditionally guaranteed as to payment of principal, premium (if any), interest and certain other amounts by the Corporation.
On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, the 2024 notes were transferred to BFI. On February 21, 2020, BFL issued $600 million of 3.45% notes due in 2050. On November 24, 2020, BF U.K. issued $230 million of 4.50% perpetual subordinated notes. On July 26, 2021, BF U.K. issued $600 million of 2.34% notes due in 2032. BFI II, BFL, BFL II, BF AUS and BF U.K. have no independent activities, assets or operations other than in connection with any securities that they may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate, renewable power and infrastructure sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at June 30, 2022, C$37 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFI II, BFL, BFL II, BF AUS, BF U.K., BIC and non-guarantor subsidiaries:

AS AT AND FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$196	$72	$—	$8	$—	$—	$—	$38	$25,729	$(2,787)	$23,256
Net income (loss) attributable to shareholders	590	(88)	—	—	—	—	—	62	2,154	(2,128)	590
Total assets	83,396	8,964	—	607	—	—	845	5,282	427,420	(114,648)	411,866
Total liabilities	37,599	7,276	—	597	—	—	605	3,628	260,696	(32,547)	277,854
Non-controlling interest – preferred equity	—	—	—	—	—	—	230	—	—	—	230

AS AT DEC. 31, 2021 AND FOR THE THREE MONTHS ENDED JUN. 30 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other Subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$(19)	$63	$—	$8	$—	$—	$(2)	$14	$20,086	$(1,864)	$18,286
Net income (loss) attributable to shareholders	816	(1)	—	—	—	—	(1)	(33)	1,152	(1,117)	816
Total assets	84,793	8,256	—	607	—	—	843	5,433	400,288	(109,217)	391,003
Total liabilities	38,438	6,387	—	597	—	—	603	3,734	237,100	(30,597)	256,262
Non-controlling interest –preferred equity	—	—	—	—	—	—	230	—	—	—	230

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$254	$141	$—	$16	$—	$—	$9	$75	$49,528	$(4,885)	$45,138
Net income (loss) attributable to shareholders	1,949	(89)	—	—	—	—	4	49	3,595	(3,559)	1,949

FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	The Corporation[1]	BFI	BFI II	BFL	BFL II	BF AUS	BF U.K.	BIC	Other subsidiaries of the Corporation[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$52	$121	$—	$16	$—	$—	$2	$48	$38,163	$(3,706)	$34,696
Net income (loss) attributable to shareholders	2,051	(6)	—	—	—	—	2	(37)	2,424	(2,383)	2,051
1.This column accounts for investments in all subsidiaries of the Corporation under the equity method.
2.This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL, BIC, BFI II, BF AUS, BF U.K. and BFL II on a combined basis.
3.This column includes the necessary amounts to present the company on a consolidated basis.

Q2 2022 INTERIM REPORT    89

12.     EQUITY
Common Equity
The company’s common equity is comprised of the following:

AS AT JUN. 30, 2022 AND DEC. 31, 2021 (MILLIONS)	2022	2021
Common shares	$10,526	$10,538
Contributed surplus	351	320
Retained earnings	18,752	17,705
Ownership changes	5,937	6,243
Accumulated other comprehensive income	6,086	7,404
Common equity	$41,652	$42,210
The company is authorized to issue an unlimited number of Class A Limited Voting Shares ("Class A shares") and 85,120 Class B Limited Voting Shares ("Class B shares"). The company’s Class A shares and Class B shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of Class A and Class B shares, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s Class A shares and Class B shares received cash dividends during the second quarter of 2022 of $0.14 per share (2021 – $0.13 per share).
The number of issued and outstanding Class A and Class B shares and unexercised options are as follows:

AS AT JUN. 30, 2022 AND DEC. 31, 2021	2022	2021
Class A shares[1]	1,561,825,093	1,568,743,821
Class B shares	85,120	85,120
Shares outstanding[1]	1,561,910,213	1,568,828,941
Unexercised options, other share-based plans[2] and exchangeable shares of affiliate	76,213,826	82,825,207
Total diluted shares	1,638,124,039	1,651,654,148
1.Net of 77,112,939 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2022 (December 31, 2021 – 69,663,192).
2.Includes management share option plan and escrowed stock plan.
The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30	2022	2021	2022	2021
Outstanding, beginning of period[1]	1,566,315,679	1,510,021,253	1,568,828,941	1,510,720,411
Issued (Repurchased)
Issuances	2,194	—	34,559	—
Repurchases	(5,080,468)	(4,177,571)	(8,981,612)	(6,669,992)
Long-term share ownership plans[2]	606,497	842,404	1,914,829	2,598,054
Dividend reinvestment plan and other	66,311	22,855	113,496	60,468
Outstanding, end of period[3]	1,561,910,213	1,506,708,941	1,561,910,213	1,506,708,941
1.Net of 72,058,294 Class A shares held by the company in respect of long-term compensation agreements as at March 31, 2022 (March 31, 2021 – 65,816,784) and 69,663,192 as at December 31, 2021 (December 31, 2020 – 64,197,815).
2.Includes management share option plan and restricted stock plan.
3.Net of 77,112,939 Class A shares held by the company in respect of long-term compensation agreements as at June 30, 2022 (June 30, 2021 – 69,921,784).

90    BROOKFIELD ASSET MANAGEMENT

Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Net income attributable to shareholders	$590	$816	$1,949	$2,051
Preferred share dividends	(37)	(38)	(74)	(75)
Dilutive effect of conversion of subsidiary preferred shares	—	(14)	—	(25)
Net income available to shareholders	553	764	1,875	1,951
Dilutive impact of exchangeable shares	1	—	3	—
Net income available to shareholders including dilutive impact of exchangeable shares	$554	$764	$1,878	$1,951

FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	Three Months Ended		Six Months Ended
	2022	2021	2022	2021
Weighted average – Class A and Class B shares	1,564.4	1,508.2	1,566.0	1,509.3
Dilutive effect of conversion of options and escrowed shares using treasury stock method and exchangeable shares of affiliate	52.7	41.8	55.9	38.0
Class A and Class B shares and share equivalents	1,617.1	1,550.0	1,621.9	1,547.3

Share-Based Compensation
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date. During the three months ended June 30, 2022, the company did not grant any stock options. During the six months ended June 30, 2022, the company granted 4.0 million stock options at a weighted average exercise price of $56.93. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.8% volatility, a weighted average expected dividend yield of 1.4% annually, a risk-free rate of 1.9% and a liquidity discount of 25%.
The company previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to Brookfield for cash proceeds and common shares (the “escrowed shares”) that are granted to executives. The proceeds are used to purchase Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares issued from treasury of the company, based on the market value of Class A shares at the time of exchange. During the three months ended June 30, 2022, the company did not grant any escrowed shares. During the six months ended June 30, 2022, the company granted 5.1 million escrowed shares at a weighted average price of $56.93. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.8% volatility, a weighted average expected dividend yield of 1.4% annually, a risk-free rate of 1.9% and a liquidity discount of 25%.
Q2 2022 INTERIM REPORT    91

13.    REVENUES
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$135	$—	$1,302	$3,575	$13,955	$1,119	$527	$20,613
Other revenue	—	64	38	184	687	1,638	32	2,643
	$135	$64	$1,340	$3,759	$14,642	$2,757	$559	$23,256

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$240	$—	$2,548	$6,886	$26,693	$2,084	$1,099	$39,550
Other revenue	—	102	38	359	1,373	3,660	56	5,588
	$240	$102	$2,586	$7,245	$28,066	$5,744	$1,155	$45,138

FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$91	$—	$999	$2,604	$10,737	$685	$586	$15,702
Other revenue	—	94	280	249	397	1,541	23	2,584
	$91	$94	$1,279	$2,853	$11,134	$2,226	$609	$18,286

FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Revenue from contracts with customers	$168	$—	$1,996	$5,214	$20,043	$1,216	$1,157	$29,794
Other revenue	—	180	372	402	803	3,104	41	4,902
	$168	$180	$2,368	$5,616	$20,846	$4,320	$1,198	$34,696

92    BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE THREE MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$57	$16	$11,971	$264	$521	$12,829
Services transferred over a period of time	135	—	1,245	3,559	1,984	855	6	7,784
	$135	$—	$1,302	$3,575	$13,955	$1,119	$527	$20,613

FOR THE SIX MONTHS ENDED JUN. 30, 2022 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$96	$41	$22,959	$470	$1,089	$24,655
Services transferred over a period of time	240	—	2,452	6,845	3,734	1,614	10	14,895
	$240	$—	$2,548	$6,886	$26,693	$2,084	$1,099	$39,550

FOR THE THREE MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$54	$55	$8,910	$128	$585	$9,732
Services transferred over a period of time	91	—	945	2,549	1,827	557	1	5,970
	$91	$—	$999	$2,604	$10,737	$685	$586	$15,702

FOR THE SIX MONTHS ENDED JUN. 30, 2021 (MILLIONS)	Asset Management	Corporate Activities	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Residential Development	Total Revenues
Goods and services provided at a point in time	$—	$—	$84	$93	$16,628	$218	$1,156	$18,179
Services transferred over a period of time	168	—	1,912	5,121	3,415	998	1	11,615
	$168	$—	$1,996	$5,214	$20,043	$1,216	$1,157	$29,794
Q2 2022 INTERIM REPORT    93

14.    FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUN. 30 (MILLIONS)	2022	2021	2022	2021
Investment properties	$567	$880	$2,413	$1,707
Transaction related (losses) gains, net of expenses	(156)	(282)	(229)	999
Financial contracts	(46)	138	(30)	653
Impairment and provisions	38	(149)	21	(384)
Other fair value changes	(800)	(210)	(792)	(504)
	$(397)	$377	$1,383	$2,471
94    BROOKFIELD ASSET MANAGEMENT

Shareholder Information

Shareholder Enquiries
Shareholder enquiries should be directed to our Investor Relations group at:
Brookfield Asset Management Inc.
Brookfield Place, Box 762, 181 Bay Street, Suite EP100
Toronto, Ontario M5J 2T3
T: 416-363-9491 or toll free in North America: 1-866-989-0311
F: 416-363-2856
E: enquiries@brookfield.com
www.bam.brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:
TSX Trust Company
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3
T: 1-877-715-0498 (North America)
1-514-985-8843 (Outside North America)
F: 1-888-249-6189
E: shareholderinquiries@tmx.com
www.tsxtrust.com

Investor Relations and Communications
We are committed to informing our shareholders of our progress through our comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and news releases. We also maintain a website that provides ready access to these materials, as well as statutory filings, stock and dividend information and other presentations.

Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions. Management is also available to investment analysts, financial advisors and media.

The text of our 2021 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.

Dividends
The quarterly dividend payable on Class A shares is declared in U.S. dollars. Registered shareholders who are U.S. residents receive their dividends in U.S. dollars, unless they request the Canadian dollar equivalent. Registered shareholders who are Canadian residents receive their dividends in the Canadian dollar equivalent, unless they request to receive dividends in U.S. dollars. The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate exactly two weeks (or 14 days) prior to the payment date for the dividend.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in Canada and the U.S. to receive their dividends in the form of newly issued Class A shares.

Registered shareholders of our Class A shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A shares at a price equal to the volume-weighted average price (in U.S. dollars) at which board lots of Class A Shares have traded on the New York Stock Exchange based on the average closing price during each of the five trading days immediately preceding the relevant Investment Date[1] on which at least one board lot of Class A Shares has traded, as reported by the New York Stock Exchange (the “NYSE VWAP”).

Registered shareholders of our Class A shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average of the daily average exchange rates as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant Investment Date.

Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in Canada and the United States to increase their investment in the Corporation free of commissions. Further details on the Dividend Reinvestment Plan and a Participation Form can be obtained from our Toronto office, our transfer agent or from our website.

Stock Exchange Listings
	Symbol	Stock Exchange
Class A Limited Voting Shares	BAM	New York
	BAM.A	Toronto
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto

1 “Investment Date” means each dividend payment date upon which cash dividends paid on all Class A Shares registered in the name of a shareholder, net of any applicable withholding taxes, are reinvested.

Dividend Record and Payment Dates
Security[1]	Record Date[2]	Payment Date[3]
Class A and Class B shares	Last day of February, May, August and November	Last day of March, June, September and December
Class A Preference shares
Series 2, 4, 13, 17, 18, 24, 25, 26, 28, 30
32, 34, 36, 37, 38, 40, 42, 44, 46 and 48	15th day of March, June, September and December	Last day of March, June, September and December
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November
1.    All dividend payments are subject to declaration by the Board of Directors.
2.    If the Record Date is not a business day, the Record Date will be the previous business day.
3.    If the Payment Date is not a business day, the Payment Date will be the previous business day.

Q2 2022 INTERIM REPORT    95

Board of Directors and Officers
BOARD OF DIRECTORS

M. Elyse Allan, C.M.
Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Company

Jeffrey M. Blidner
Vice Chair,
Brookfield Asset Management Inc.

Angela F. Braly
Former Chair of the Board, President and Chief Executive Officer, WellPoint, Inc. (now known as Anthem, Inc.)

Jack L. Cockwell, C.M.
Chair, Brookfield Partners Foundation

Marcel R. Coutu
Former President and
Chief Executive Officer,
Canadian Oil Sands Limited and
former Chair of Syncrude Canada Ltd.

Bruce Flatt
Chief Executive Officer,
Brookfield Asset Management Inc.

Janice Fukakusa, C.M., F.C.P.A., F.C.A.
Former Chief Administrative Officer and
Chief Financial Officer, Royal Bank of Canada

Maureen Kempston Darkes, O.C., O.ONT.
Former President, Latin America, Africa and Middle East, General Motors Corporation

Brian D. Lawson
Vice Chair, and former Chief Financial Officer,
Brookfield Asset Management Inc.

Howard Marks
Co-chair,
Oaktree Capital Group, LLC.

Hon. Frank J. McKenna, P.C., O.C., O.N.B.
Chair, Brookfield Asset Management Inc.
and Deputy Chair, TD Bank Group

Rafael Miranda
Former Chief Executive Officer,
Endesa, S.A.

Lord O’Donnell
Chair, Frontier Economics Ltd.

Hutham S. Olayan
Chair of The Olayan Group and former
President and CEO of Olayan America

Seek Ngee Huat
Chair, GLP IM Holdings Limited and Former Chair, Global Logistic Properties Ltd., and former President of GIC Real Estate Pte. Ltd.

Diana L. Taylor
Former Superintendent of Banks for the State of New York and investment banker

Details on Brookfield’s directors are provided in the Management Information Circular and on Brookfield’s website at www.brookfield.com.

CORPORATE OFFICERS
Bruce Flatt, Chief Executive Officer
Nicholas Goodman, Chief Financial Officer
Justin B. Beber, Chief Legal Officer

Brookfield incorporates sustainable development practices within our corporation.
This document was printed in Canada using vegetable-based inks on FSC® stock.
96    BROOKFIELD ASSET MANAGEMENT

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Q2 2022 INTERIM REPORT    97

BROOKFIELD ASSET MANAGEMENT INC.

Brookfield.com

NYSE: BAM
TSX: BAM.A

BROOKFIELD CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street
15th Floor
New York, NY
10281-0221
+1.212.417.7000

Canada
Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
+1.416.363.9491

United Kingdom
One Canada Square
Level 25
Canary Wharf
London E14 5AA
+44.20.7659.3500

Australia
Brookfield Place
Level 19
10 Carrington Street
Sydney, NSW 2000
+61.2.9158.5100

Brazil
Avenida das Nações Unidas,
14.261
Edifício WT Morumbi
Ala B - 20° andar
Morumbi - São Paulo - SP
CEP 04794-000
+55 (11) 2540.9150

United Arab Emirates
Level 16, ICD Brookfield Place
Al Mustaqbal Street, DIFC
P.O. Box 507234
Dubai
+971.4.597.0100

India
Unit 1
4th Floor, Godrej BKC
Bandra Kurla Complex
Mumbai 400 051
+91.22.6600.0700

China
Suite 1201, Tower B, One East
No. 736 South Zhongshan 1st Road
Huangpu District
Shanghai 200021
+86.21.2306.0700

OAKTREE CORPORATE OFFICES

United States
333 South Grand Avenue
28th Floor
Los Angeles, CA 90071
+1.213.830.6300

United States
1301 Avenue of the Americas
34th Floor
New York, NY 10019
+1.212.284.1900

United Kingdom
Verde
10 Bressenden Place
London SW1E 5DH
+44.20.7201.4600

Hong Kong
Suite 2001, 20/F
Champion Tower
3 Garden Road
Central
+852.3655.6800

REGIONAL OFFICES (BROOKFIELD & OAKTREE)

North America
Bermuda
Calgary
Chicago
Houston
Los Angeles
Vancouver

South America
Bogotá
Lima
Rio de Janeiro

Europe / UAE
Amsterdam
Dublin
Frankfurt
Helsinki
Luxembourg
Paris
Madrid
Dubai

Asia Pacific
Sydney
Beijing
Hong Kong
Shanghai
Seoul
Singapore
Tokyo